UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Amendment #3

X

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES    EXCHANGE ACT OF 1934

OR

___   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 For the fiscal year ended______________________

OR

___   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

Commission file number:  000-51016

Exeter Resource Corporation

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 301, 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

N/A                                   N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

15,356,387

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been

subject to such filing requirements for the past 90 days.   __ Yes     __  No   N/A X

Indicate by check mark which financial statement item the registrant has elected to follow.

x Item 17    _ Item 18

Index to Exhibits on Page 80

#

Exeter Resource Corporation

Form 20-F Registration Statement

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters (m)	Feet (ft)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces (troy/ton)	0.029

GLOSSARY OF MINING TERMS

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven (Measured) Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, share, depth, and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable (Indicated) Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite - A dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

Argulite - A variety of asphaltic sandstone.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample.  Technique usually involves firing/smelting.

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Channel Sampling – cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling - Taking of small pieces rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

Cut-off grade - the lowest grade of mineralized material that qualifies as reserve in a deposit.  i.e.: contributing material of the lowest assay that is included in a reserve estimate.

Diorite - An intrusive igneous rock.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Intrusion; Intrusive – molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer – An instrument for detecting and measuring changes in the Earth's magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Net Smelter Return Royalty/ NSR Royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit – a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop - The part of a rock formation that appears at the surface of the ground.

Oxide - A compound of oxygen with another element.

Phyllic Alteration - Hydrothermal alteration common in porphyry base-metal systems.

Porphyry - Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pyroclastic - Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

Rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling – Taking a sample of rock or material in order to test and assay its mineral composition.

Sedimentary - Formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Tuff - A general term for all consolidated pyroclastic rocks.

Stockwork - A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Part I

Item 1.  Identity of Officers and Directors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
Bryce Roxburgh	President/CEO and Director	Suite 301, West Pender Street Vancouver, B.C. CANADA V6C 1G8

Yale Simpson	Chairman and Director	Suite 301, 700 West Pender Street Vancouver, B.C. CANADA V6C 1G8

Michael McPhie	Director	Suite 301, 700 West Pender Street Vancouver, B.C. CANADA V6C 1G8

Paul MacNeill	Director	Suite 950, 1055 West Georgia Street Vancouver, B.C. CANADA V6E 3P3

Douglas Scheving	Director	Suite 2103, 808 Nelson Street Vancouver, B.C. Canada V6Z 2H2

Cecil Bond	Chief Financial Officer	Suite 301, 700 West Pender Street Vancouver, B.C. Canada V6C 1G8

Robert Harley	Vice-President, Exploration	Martin Zapata 445 Cuidad, Mendoza, ARGENTINA 5500

Jerry Perkins	Vice-President, Operations and Development	Suite 301, 700 West Pender Street Vancouver, B.C. CANADA V6C 1G8

Susan McLeod	Corporate Secretary	Suite 301, 700 West Pender Street Vancouver, B.C. CANADA V6C 1G8

The Company’s auditor is MacKay LLP, Chartered Accountants. MacKay became the auditor upon a merger effective January 1, 2005 with Jones, Richards & Company, the Company’s auditor for the last 5 years. MacKay’s address is 1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 4T5.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Registration Statement, the terms “Exeter”, “the Company”, “Issuer” and “Registrant” refer collectively to Exeter Resource Corporation, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years Ended December 31, 2004, December 31, 2003, and December 31, 2002 have been derived from the financial statements of the Company, which have been audited by MacKay LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Registration Statement. The selected financial data set forth for the years ended December 31, 2001 and 2000 are derived from the Company’s audited financial statements, not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in a footnote to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	3-months	3-months
	Ended March	Ended March	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	31, 2005	31, 2004	2004	2003	2002	2001	2000

Revenue from Operations	$0	$0	$0	$0	$0	$0	$0
Interest Income	$7	$12	$48	$2	$0	$0	$0
Net Income (Loss)	($315)	($381)	($1,271)	($385)	($460)	($380)	($973)
Net Income (Loss) Per Share	($0.02)	($0.03)	($0.10)	($0.09)	($0.38)	($0.32)	($0.81)
Dividends Per Share	$0	$0	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	15,572	12,917	12,917	4,505	1,200	1,200	1,200
Working Capital	$1,492	$3,538	$2,295	$3,382	($126)	($43)	$720
Mineral Properties	4,679	1,393	$3,812	$971	$0	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0	$0	$0
Shareholders’ Equity	$6,299	$5,016	$6,246	$4,381	($87)	$347	$728
Total Assets	$6,599	$5,157	$6,469	$4,521	$61	$407	$869
US GAAP Net Loss	($1,183)	N/A	($4,112)	($1,356)	($460)	($380)	($126)
US GAAP Loss Per Share	($0.08)	N/A	($0.32)	($0.30)	($0.38)	($0.32)	($0.11)
US GAAP Wtg. Avg. Shares	15,572	N/A	12,917	4,505	1,200	1,200	1,200
US GAAP Equity	1,619	N/A	$2,434	($3,410)	($87)	$347	$728
US GAAP Total Assets	$1,920	N/A	$2,656	$3,550	$61	$407	$869
US GAAP Mineral Properties	$0	N/A	$0	$0	$0	$0	$0

* All per share figures have been adjusted for a 1 for 10 reverse split effective October 10, 2002.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent calendar periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and for the fourteen most recent quarters and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

                                                      Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50

Three Months Ended 6/30/05	$1.24	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.23	$1.26	$1.20	$1.21
Three Months Ended 12/31/04	$1.22	$1.24	$1.19	$1.20
Three Months Ended 9/30/04	$1.30	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60

June 2005	$1.24	$1.26	$1.23	$1.23
May 2005	$1.26	$1.27	$1.24	$1.25
April 2005	$1.24	$1.26	$1.21	$1.26
March 2005	$1.22	$1.25	$1.20	$1.21
February 2005	$1.24	$1.26	$1.23	$1.23
January 2005	$1.22	$1.24	$1.20	$1.24

The exchange rate was $1.23 on June 30, 2005.

Forward Looking Statements

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders.

Statement of Capitalization and Indebtedness

Table No. 4

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding as of May 31, 2005

Common Shares	100,000,000	17,795,179 shares
Common Share Purchase Warrants	No Limit Authorized	3,698,834 warrants
Common Share Options	3,573,810 (1)	2,863,000 options (2)
Debt Obligations:		None
Guaranteed Debt		None
Unguaranteed Debt		None
Secured Debt		None
Unsecured Debt		None
Indirect Debt		None
Contingent Debt		None

1) The increase in the number of Options authorized for issue from 2,576,567 to 3,573,810 is subject to shareholder and TSX Venture Exchange approval.

2) The grant of 625,000 options is subject to the approval in 1 above.

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with the Company’s Operations and Mineral Exploration

The Company is Involved in the Resource Industry which is Highly Speculative and has Certain Inherent Exploration Risks which Could have a Negative Effect on the Company’s Operations

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company Has No Known Reserves and No Economic Reserves May Exist on Its Properties Which Would have a Negative Effect on the Company’s Operations and Valuation

Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties.  In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. The Company may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditures on that property if no commercial or economic quantities of minerals are found, similar to the Company’s recent decision to drop the option and abandon its expenditures on the Papagallos project. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.  There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration efforts, the Company may be forced to acquire additional projects or cease operations.

The Company does not Own Certain of its Properties but is Required to Make Option Payments and Exploration Expenditures to Earn its Interest. If the Company is Unable to Make the Required Outlays, its Entire Investment Could Be Lost

Certain of the Company’s properties, including its most advanced project, La Cabeza, are currently under option to the Company. The Company has no ownership interest in these properties until it meets all required property expenditures, cash payments, and common share issuances. If the Company is unable to fulfill the requirements of these option agreements, it is likely that the Company would be considered in default of the agreements and the option agreements could be terminated resulting in the complete loss of all expenditures made on the property and required option payments made on the properties to that date.

The Company Conducts Mineral Operations in Argentina which as a Developing Economy  has Special Risks which could have a Negative Effect on the Company’s Operations and Valuation

The Company’s exploration operations are currently located in Argentina. Argentina is currently experiencing economic instability associated with unfavorable exchange rates, high unemployment and inability to repay foreign debts. These factors could pose serious potential problems associated with the Company’s ability to raise additional capital which will be required to explore and/or develop any of the Company’s mineral properties in Argentina.

As a developing economy, operating in Argentina contains certain additional risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; lack of a stable economic climate. The presence of any of these conditions could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its properties in Argentina. This would have a negative effect on the Company’s operations and valuation.

Argentina’s Economy has a History of Instability and Future Instability and Uncertainty Could Negatively Effect the Company’s Ability to Operate in the Country

Since 1995, Argentina’s economy has suffered periods of instability, which include high inflation, capital flight, default on international debts, and high government budget deficits. Results of these problems included domestic disturbances and riots, government resignations and instability in the currency and banking system. Such disorder in the future could make it difficult or impossible for the Company to operate effectively in the country which may require the Company to reduce or suspend its operations in Argentina.

The Company’s Operations Contain Significant Uninsured Risks which Could Negatively Impact Future Profitability as the Company Maintains No Insurance Against its Operations

The Company’s exploration of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against such risks.

The Company currently maintains no insurance against its properties or operations and may decide to not take out any such insurance in the future or such insurance may not be available at economic rates or at all. Should such events arise, they could reduce or eliminate the Company’s assets and shareholder equity as well as result in increased costs and a decline in the value of the Company’s securities.

The Company Has Not Surveyed Any of Its Properties, has No Guarantee of Clear Title to its Mineral Properties and the Company Could Lose Title and Ownership of Its Properties which would have a Negative Effect on the Company’s Operations and Valuation

The Company has only done a preliminary legal survey of the boundaries of all of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has not obtained formal title reports on any of its properties and title may be in doubt. If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights.

The Natural Resource Industry is Highly Competitive, which could Restrict the Company’s Growth

The Company competes with other developmental resource companies, which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company. This may place the Company at a disadvantage at acquiring, exploring and developing properties. Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral Operations are Subject to Market Forces Outside of the Company’s Control which could Negatively Impact the Company’s Operations

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is Subject to Substantial Environmental Requirements which could cause a Restriction or Suspension of Company Operations

The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which the Company may require for future exploration will be obtainable on reasonable terms, or that future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. This could have a negative effect on the Company’s exploration activities or its ability to develop its properties.

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Argentina, prior to conducting operations, miners must submit an environmental impact report to the provincial government, describing the proposed operation and the methods to be used to prevent environmental damage. Approval must be received from the applicable bureau and/or department before exploration can begin, and will also conduct ongoing monitoring of operations. As the Company is at the exploration stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Financing Risks

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future and Will Require Additional Equity Financings, which will Cause Dilution to Existing Shareholders

The Company has limited financial resources and has no operating cash flow. As of the end of the last fiscal year dated December 31, 2004, the Company’s historical net loss under US GAAP totaled ($12,021,681). The continued exploration efforts will require additional capital to help maintain and to expand exploration on the Company’s principal exploration properties.  Additionally, if the Company decides to proceed with a full feasibility study on its La Cabeza project; substantial additional funds will be required to complete the study as well as to complete the acquisition of the project under its option agreements. The Company may not be able to obtain additional financing on reasonable terms, or at all. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, and the Company has no current plans to obtain financing through means other than equity financing. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a Lack of Cash Flow Sufficient to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would likely have a negative effect on the stock price.

The Company Operates in Foreign Countries and is Subject to Currency Fluctuations which could have a Negative Effect on the Company’s Operating Results

While engaged in the business of exploring mineral properties, the Company’s operations are located in Argentina which makes it subject to foreign currency fluctuation, as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in US dollars and the local currency. Such fluctuations may adversely affect the Company’s financial positions and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral. In the last 5 fiscal years, the price of the Company’s stock has fluctuated from between $0.18 to $2.50. The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including Bryce Roxburgh, President, and Yale Simpson, Chairman. There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company has entered into formal services agreements with Bryce Roxburgh and Yale Simpson and some of its other officers. The Company maintains no “key man” life insurance on any members of its management or directors.

Certain Officers and Directors May Have Conflicts of Interest, Which Could have a Negative Effect on the Company’s Operations

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company Could be Deemed a Passive Foreign Investment Company Which Could have Negative Consequences for U.S. Investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against The Company or Its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia under the British Columbia Company Act. A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers May Be Discouraged From Effecting Transactions In The Company’s Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As a “Foreign Private Issuer”, the Company is Exempt From the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s name is Exeter Resource Corporation.

The Company’s executive office is located at:

Suite 301 – 700 West Pender Street, Vancouver, B.C. Canada V6C 1G8.

Telephone: (604) 688-9592

Facsimile: (604) 688-9532

Website: www.exeterresource.com

The Company sub-leases its administrative office of approximately 400 square feet in Vancouver from Tournigan Gold Corporation on a month to month basis at a cost of $1,687.50 per month. Exeter formerly rented its administrative office of approximately 1,100 square feet from Douglas Scheving, a former officer and current director of the Company, on a month to month basis at a cost of $487.50 per month.

The Company maintains an exploration office of approximately 1,500 square feet in Mendoza, Argentina to support its exploration activities. The office is located at Martin Zapata 445, Cuidad, Mendoza 5500, Argentina. The office is rented on a contract expiring on 14 April 2006 at a monthly rental of US$615. The agreement is renewable for a further 12 month period.

The Company formerly maintained a European office in the Monte Carlo, which was staffed by the Company’s former president, Paul Ray. This office was closed in March 31, 2003 upon the resignation of Mr. Ray from the Company.

The Contact persons in Vancouver are Yale Simpson, Chairman and Cecil Bond, Chief Financial Officer.

The Company's fiscal year end is December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "XRC" and on the Frankfurt Stock Exchange in Germany under the symbol “EXB”.

The authorized share capital of the Company consists of 100,000,000 common shares. As of December 31, 2004, the end of the most recent fiscal year, there were 15,356,387 common shares issued and outstanding.

Corporate Background

The Company was incorporated in the Province of British Columbia under the name “Square Gold Explorations Inc.” on February 10, 1984. On July 13, 1987, the Company changed its name to “Glacier Resources Inc.” and on August 19, 1988 changed its name to “Golden Glacier Resources Inc”. Upon shareholder approval, obtained at the June 10, 2002 annual general meeting, the Company completed a 1 for 10 reverse stock split and changed its name to “Exeter Resource Corporation” on October 11, 2002.

The Company currently has one wholly owned subsidiary. It owns a 100% interest in Estelar Resources Limited (“Estelar”), a British Virgin Islands company which owns four mineral properties in Argentina. It also has an option to acquire a 100% interest in Cognito Limited (“Cognito”), a British Virgin Islands company that holds an option to acquire the La Cabeza mineral project in Argentina.

Currently, the Company conducts mineral exploration in Argentina and subsequent to December 31, 2004, signed a letter agreement with Rio Tinto Mining and Exploration Limited (“Rio Tinto”) to review opportunities identified by Rio Tinto in Chile.

History and Development of the Business

The Company is currently involved in the mineral exploration sector and as at April 30, 2005, had interests in or options to acquire mineral exploration properties in 4 groups in Argentina and is reviewing the possible acquisition of mineral exploration projects in Chile.

From its incorporation in 1984 to 1996, the Company was involved in the mineral exploration sector with properties in Canada, the United States, Costa Rica and Australia. In 1996, the Company entered an option agreement to acquire an initial 60% interest in a Swedish company, which held nine mineral concessions in northern Sweden. During 1999, the Company decided to seek new opportunities and disposed of all of its mineral interests, including the sale of its 60% interest in the Swedish company. In November 1999, the Company spent $150,000 to acquire a four-month option to earn an interest in an oil and gas company. The Company was unable to obtain satisfactory due diligence material and a valuation of the assets, and allowed the option to expire unexercised.

The Company remained largely inactive during 2000 and 2001. Following the June 2002 annual general meeting the Company conducted a 1 for 10 reverse common stock split, appointed new management and changed its name to “Exeter Resource Corporation”. In January 2003, the Company entered into an option agreement to acquire 50% of Cognito which has an option to acquire a 100% interest in the La Cabeza mineral project in Argentina.

In March 2003, the Company agreed to settle all of its outstanding debt totaling $189,642 by issuing 1,149,343 common shares at a deemed price of $0.165 per share. The Company completed a private placement of 350,000 units at a price of $0.15 per unit for gross proceeds of $52,000. Each unit consisted of one share and one share purchase warrant exercisable to acquire one additional share at a price of $0.20 per share before March 6, 2004 or at a price of $0.23 per share on or before March 6, 2005 (exercised). A finders fee of 17,500 shares was paid in connection with this transaction. The Company also arranged a private placement of 155,000 units at a price of $0.165 per unit for gross proceeds of $25,575. Each unit consisted of one share and one share purchase warrant. Each share purchase warrant was exercisable to acquire one share at price of $0.22 per share on or before March 31, 2005 (exercised). The debt settlement and private placement were completed in April 2003.

In April 2003, the Company entered into an option agreement to acquire the remaining 50% interest in Cognito, subject to additional payments in cash and/or shares. In May 2003, the Company entered into an agreement to acquire a 100% interest in Estelar, which owns the mineral rights to four exploration properties in Argentina. The acquisition of Estelar was completed in July 2003, while the remaining 50% interest of Cognito was placed in Escrow for the Company’s benefit and will be released upon the fulfillment of the terms of the agreement.

In July 2003, the Company completed a non-brokered private placement of 1,290,000 common share units at a price of $0.25 per unit for gross proceeds of $322,500. Each unit represented one common share and one share purchase warrant exercisable at $0.25 until July 22, 2004(exercised).

In October 2003, the Company completed a further non-brokered private placement of 1,345,000 common share units at a price of $0.53 per unit for gross proceeds of $712,850. Each unit represented one common share and one share purchase warrant exercisable at $0.75 until October 30, 2005.

In October 2003, the Company entered into an option to acquire 100% of 3 gold exploration properties from Minera Rio de la Plata (“MRP”); the Agua Nueva, Rosarita South and La Ramada properties, all located in Argentina for staged cash payments of $440,000 and a 2% NSR.

In November 2003, the Company was granted an option to acquire 100% of the Papagallos copper-gold exploration property in Argentina from Xstrata Copper America. After conducting preliminary exploration, including field prospecting and an airborne magnetic survey, the Company determined the project did not meet its objectives. During the First Quarter of 2004, the Company dropped its option on the property and its capitalized exploration expenditures were written off.

In December 2003, the Company negotiated a private placement of 4,000,000 common share units at a price of $1.00 for gross proceeds of $4,000,000. On closing of the private placement in January 2004, 4,000,000 units were issued with each unit representing one common share and one-half of a share purchase warrant exercisable at $1.35 per share for one year. In addition the Company issued 367,700 warrants exercisable at $1.35 and paid $221,290 cash as a finders fee in connection with the private placement.

In March 2004, following a due diligence period, the Company exercised an option to acquire up to a 100% interest in a land package of 39 mineral exploration properties located in the Patagonia region of Argentina from Cerro Vanguardia S.A. (“CVSA”). Under the option agreement, the Company can earn a 100% interest in the CVSA lands by spending US$3,000,000 in exploration within 5 years and completing 10,000 metres of drilling on any of the four major projects. CVSA has the right to reacquire a 60% interest in that property by paying the Company 2.5 times the Company’s expenditures on the property and funding a bankable feasibility study. CVSA can further increase its interest to 70% by financing the Company’s share of any mine development costs. If CVSA does not elect to exercise its back-in right, its interest will revert to a 2% NSR on that project.

In November 2004, the Company closed the private placement of 1,400,000 common share units at a price of $1.00 per unit for gross proceeds of $1,400,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $1.35 until November 18, 2006.

On February 2, 2005 the Company announced that it had been designated as a Tier 1 company by the TSX Venture Exchange. The Tier 1 designation is reserved for the most advanced companies trading on the TSX Venture Exchange.

In March 2005, the Company entered into an agreement with Rio Tinto regarding mineral exploration data in Chile. The agreement covers an 800 square kilometer area (“Area of Interest”) which had been prospected by Rio Tinto under a regional exploration program across southern Chile. Exeter has the right to use the data for evaluation and exploring the Area of Interest and, if it decides to acquire any properties within the Area of Interest, the acquisition is subject to a 60% back-in-right held by Rio Tinto. Rio Tinto may exercise that right once Exeter has completed 10,000 meters of drilling in the Area of Interest by paying the Company an amount equal to three times Exeter’s exploration expenditures in the Area of Interest to that time. Rio Tinto can earn a further 15% interest in a property (for 75% total) if the Company declines to fund its 40% share of costs and expenses which will be funded by Rio Tinto, including the cost of a feasibility study. After completion of a feasibility study the Company and Rio Tinto will share future development costs pro rata or their respective interest will be diluted.  Should a participating interest fall below 10% it will be converted to a 1% NSR. If Rio Tinto elects not to exercise its back-in right, its interest shall revert to a 1% NSR from production on the properties.

In April 2005, the Company closed the private placement of 1,907,667 common share units at a price of $1.20 per unit for gross proceeds of $2,289,200. Each unit consists of one common share and one-half of a common share purchase warrant. Each full warrant is exercisable into one common share at a price of $1.35 until April 8, 2006.

Business Overview

The Company operates in the mineral exploration sector and has no current production of minerals. All of the Company’s properties are currently at the exploration stage. There is no assurance that an economic and commercially viable deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine if any economic and legally feasible deposits occur on the Company’s properties.

All of the Company’s current exploration projects are located in Argentina, however under the Rio Tinto agreement the Company may acquire projects in Chile.

Operations are not seasonal as the Company can conduct exploration on many of its properties year-round. However, the high altitude of one of its exploration projects and cold weather in Catarmarca Province, makes exploration difficult during the winter months of May to October.

To date, the Company’s revenue has been limited to interest on its cash balances and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes.

The mineral exploration operations of the Company are subject to regulation by government agencies at the Federal, Provincial and local levels. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations.

The Company competes with other mining companies for exploration properties, joint venture agreements and for the acquisition of attractive gold companies. There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

A General Discussion of the Political and Economic Climate in Argentina

Country Overview:

Argentina or Argentine Republic is located in southern South America, bounded on the north by Bolivia and Paraguay; on the east by Brazil, Uruguay, and the Atlantic Ocean; on the south by the Atlantic Ocean and Chile; and on the west by Chile. The country occupies most of the southern portion of the continent of South America and is somewhat triangular in shape. Buenos Aires is the capital and largest city, with a population of about 11 million.

The traditional wealth of Argentina lies in the vast Pampas, which are used for extensive grazing and grain production. It extends nearly 1600 km (1000 mi.) south from the Chaco. The Pampas, which are largely made up of a fine sand, clay, and silt almost wholly free from pebbles and rocks, are ideal for the cultivation of grains. However, the gravelly soil of most of Patagonia, in southern Argentina, is useless for growing crops, therefore it is used primarily as pasture for sheep. Most of the northern Andean foothill region is unsuitable for farming, but several oases favor fruit culture.

Argentine mineral resources, especially deposits of petroleum and natural gas, have assumed increasing importance in recent decades. In recent years, the mining and exploration sector has shown increased levels of activity.

Government:

Argentina is a federal republic headed by a president, who is assisted by a council of ministers. Legislative powers are vested in a national congress consisting of a Senate and a House of Deputies. The president and vice president each serve for a single six-year term. The constitution of 1853 permits the suspension of parliamentary government and civil liberties should the president deem that a national emergency requires a “state of siege.”

The National Institute of Social Welfare has administered most Argentine welfare programs since its founding in 1944. Health services are provided to workers by the various unions and to others by free hospital clinics. Medical standards are relatively high in the cities, and efforts are constantly being made to improve medical facilities located in outlying rural areas.

The organization of the legislature of Argentina is similar to that of the United States. The Argentine national congress consists of a lower chamber, the 254-member House of Deputies, and an upper chamber, the 46-member Senate. Deputies are directly elected to four-year terms; senators are chosen by provincial legislatures for terms of nine years. All citizens 18 years of age or older are entitled to vote. Proportional representation in national elections was initiated in 1962.

Under the constitution, the provinces of Argentina elect their own governors and legislatures. During periods when the constitution has been suspended, provincial governors have been appointed by the central government.

Federal courts include the Supreme Court, 17 appellate courts, and district and territorial courts on the local levels. The provincial court systems are similarly organized, comprising supreme, appellate, and lower courts.

The Economy of Argentina:

The Argentine economy is based primarily on the production of agricultural products, including wines and the raising of livestock, but manufacturing and mining industries have shown marked growth in recent decades. Argentina is one of the world's leading cattle and grain-producing regions; the country's main manufacturing enterprises are meat-packing and flour-milling plants.

Since 1995, the Argentinean economy has undergone several problems, including high levels of international debt, slow or negative growth, high inflation and government budget deficits. Negative economic growth in 2000 was followed by a decline in the overall economic situation in 2001 including massive withdrawals from the Argentine banking system. An attempt to stabilize the banking system and overall economy failed as the economy continued to worsen and the confidence of foreign investors and consumers declined. In December 2001, President De la Rua resigned and Argentina missed its scheduled interest payments and defaulted on its foreign debt. The country’s new President quickly abandoned the peg of the Peso to the US dollar and the Peso was floated in February 2002. By mid-2002, the economy began to improve and Gross Domestic Product grew by 8% in 2003 and approximately 9% in 2004. However, Argentina continues to maintain large foreign debt levels, and continues to negotiate with the IMF on future repayment schedules.

Currency:

The nuevo peso argentino (new Argentine peso, equal to 10,000 australs) was introduced in January 1992, at an exchange rate of 1 peso = US$1. The peg to the dollar was abandoned in February 2002 and the currency is allowed to float. The exchange rate as of May 31, 2005 was 2.9 pesos/US dollar.

The Mining Industry in Argentina:

Although the country has a variety of mineral deposits, including petroleum, coal, and a number of metals, mining has been relatively unimportant in the economy. In recent decades, however, production of petroleum, coal, copper and gold have increased significantly. In terms of value, the chief mineral product is petroleum. The country also produces significant amounts of natural gas and the mining industry produces gold, silver, copper, lead, zinc, iron, tin, tungsten, mica, uranium, and limestone.

Mining taxes are covered by the Mining Investments Act, instituted in 1993 to encourage foreign investment in the Argentina mining sector. Incentives provided by the Act include guaranteed tax stability for a 30-year period, 100% income tax deductions of exploration costs, accelerated amortization of investments in infrastructure, machinery and equipment, and the exemption from import duties on capital goods, equipment and raw materials used in mining and exploration, however all exports are subject to a 5% export tax. Argentina’s mineral resources, administered by its 23 provinces, are subject to a provincial royalty capped at 3% of the “mouth of mine’ value of production, although provinces may opt to waive this royalty.

Description of “Exploration” and “Mining” Permits:

There is no actual ground staking of mineral claims for securing mineral rights in Argentina. Mineral rights are acquired by application from the government for concessions to seek, own and sell minerals located within a specified parcel of land. Generally, all persons or entities qualified to acquire and possess real estate can obtain mineral rights. There are 3 levels of mineral rights and titles and are as follows:

Cateo

An exploration permit, known as a “Cateo” allows the holder of the permit to explore the exploration concession by way of prospecting, mapping, sampling and conducting geophysical surveys. To conduct drilling and trenching programs on the Cateo the permit holder has to submit a report to the mining office outlining the proposed program which must include a plan for any reclamation.

Term of Cateo

Once a Cateo is granted it has a lifespan that is predicated upon its size. A Cateo is measured in 500 ha units and can range in size from a minimum of 1 unit (500 ha) to a maximum of 20 units (10,000 ha). A one-time fee of US$0.80 per ha is due within 5 days of approval. During the term of a Cateo, which begins 30 days after approval, periodic relinquishment of ground is made such that 300 days after approval, 50% of the area in excess of 4 units must be relinquished and after 700 days, 50% of the remaining area must be relinquished. A Cateo of 1 unit has duration of 150 days and for each additional unit, its duration is increased by 50 additional days.

Mining Permit

A Cateo will expire if within its specified term or duration, no mineral discovery is reported by the Cateo holder. If a mineral showing or an ore zone has been discovered while exploring the property, the holder may apply for a "Manifestacion de Discubrimiento, or MD" for mining rights to a maximum of 3,000 ha. Once an MD is granted, the property must be surveyed in order to apply for a “Mina”, or mining lease. This is usually done after the results of exploration indicate a potential ore body.

Environmental Regulations

Argentina’s mining code contains environmental provisions which are administered by each Province. Operators are liable for environmental damage. Before initiating operations, mining companies must prepare and submit an environmental impact report to the Provincial regulators. This report outlines the proposed operations and methods and what measures will be taken to minimize the impact on the environment. Updates which detail the status of operations and results are required. If the regulators determine the protection measures to be inadequate or insufficient, additional environmental protection measures may be required, and violators may be forced to cease operations and rectify any damage.

Mineral Properties

The Company currently operates in the mineral exploration sector. All of the Company’s properties are located in Argentina and are at the exploration stage, however the Company has entered into an agreement for the possible acquisition of properties in Chile. The properties contain no defined economic reserves of recoverable minerals. The individual mineral properties are described below.

exeter
ARGENTINA
Quispe
Llanos Ricos
Dolores
Rosarita
Buenos Aires
La Cabeza
Rio Negro Projects
Chubut Projects
Santa Cruz Projects
Cerro Moro
500 km
Exeter Property
Epithermal
Porphyry

Argentina
EXETER PROJECTS

La Cabeza Project

The La Cabeza Project is a gold exploration property located approximately 370 km south of the city of Mendoza in west-central Argentina. The Company has an option to acquire a 100% interest in Cognito Limited, which has the option to earn a 100% interest in the property.

The property is an epithermal, low-sulphidation gold deposit situated at an elevation of 1,200 meters, is at the exploration stage and is without known mineral reserves. The Company’s efforts are currently limited to  a search for economically recoverable mineral reserves.

2530000
2540000
68° 30'
2550000
2560000
2570000
6020000
36° 00'
6010000
6000000
5990000
5980000
5970000
"HONESTIDAD"
2525-E-03
1350Has
622-A-96
3500Has
2698-C-04
2733,5Has
623-A-96
3500Has
"LA PROPICIA II"
2526-E-03
965Has
1145-A-97
1083Has
2697-C-04
1200Has
LA CABEZA
600-H-96
8449Has
"BEATRIZ"
461-C-96
1500Has
"ANALIA"
1915-C-98
925Has
La Luna
"NORA"
462-C-96
1500Has
"ARISTARCO"
486-C-96
925Has
El Ojo
Mandibula
El Labio
"LA PROPICIA"
2485-E-03
4750Has
El Cuello
"HELIOS"
502-C-96
1440Has
1914-C-98
500Has
"HERAION"
503-C-96
1940Has
CAPRICHOSA"
2558-C-04
440Has
2523-E-03
9943Has
MRDLP Properties
Carotti Properties
Cognito Properties
Estelar Properties
Mensura
Prospects

SCALE	14/04/2005		MINERAL PROPERTIES
1:250 000	REF No.	FILE LACABEZA.DWG	LA CABEZA PROJECT
0 5Km			MENDOZA PROVINCE, ARGENTINA
Coord: GAUSS KRUGER - LAT/LONG			

exeter RESOURCE CORPORATION

How Acquired

The Company acquired its interest in the project by a Principles of Agreement dated 27 October 2002 and two agreements with Rowen Company Limited (“Rowen”) a Hong Kong Company.  In an agreement dated January 18, 2003, the Company acquired an option to a 50% interest in Cognito from Rowen. Consideration for the acquisition of the right to the 50% interest was the issuance of 800,000 common shares of the Company to the principals of Rowen, the beneficial owners of Cognito.

By agreement dated April 30, 2003, the Company acquired an option to the remaining 50% interest in Cognito. For consideration of the additional interest, the Company paid CDN$25,000 cash and issued 800,000 common shares of the Company to the principals of Rowen. In order to exercise the option to acquire its initial 50% interest, the Company is required to incur a total cumulative expenditure on the property of US$3,000,000 by March 2007, of which a minimum US$1,500,000 is required to be spent by March 2006. The Company has met its exploration commitments for 2004. Additionally, within 30 days of the earlier of incurring the expenditure of US$3,000,000 on the property or the completion of a bankable feasibility study, the Company must, in order to exercise its option to the remaining 50%, make further payment to Rowen of either:

a)  CDN$2,500,000 cash, or at the Company’s option issue

b)  2,500,000 common shares of Exeter, adjusted for any consolidation or share splits.

If Exeter declines to make the final settlement payment, 50% of the common shares of Cognito, placed in escrow for the benefit of Exeter in July, 2003, will be transferred back to Rowen, which shall then determine the future work, expenditure, dilution of non-contributing parties and general progress of the La Cabeza project.

The acquisition of the rights to Cognito is considered to be a “non-arm’s length transaction” as Bryce Roxburgh, President and Director of the Company, is the beneficial owner of  50% of Cognito. Mr. Roxburgh was appointed an officer and director of the Company in March 2003, concurrent with the acquisition of the initial 50% interest in Cognito by the Company. Mr. Roxburgh will not vote as a director of the Company on any matters concerning La Cabeza where his interest in Rowen represents a potential conflict of interest.

Cognito acquired its interest in the La Cabeza property through an option agreement dated February 7, 2003. Cognito has the right to acquire a 100% interest in the La Cabeza property, subject to a 3.5% NSR, which may be purchased for US$1,000,000, from the owners of the property, Mr. M. Carotti and Ms. C. Rubenstein. In consideration of cash payments of US$525,000 as follows:

-   US$5,000 due December 15, 2002 (paid CDN$7,889);

-

US$15,000 on or before December 15, 2003 (paid CDN$19,961);

-

US$25,000 on or before December 15, 2004; (paid CDN$30,994)

-

US$35,000 on or before December 15, 2005;

-

US$45,000 on or before December 15, 2006; and

-

US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

The Company may terminate the payments described above upon making a development decision in respect of the project; provided that production at the project must commence within two years.

In 2004 the Company entered into an agreement for the acquisition of the surface rights at its La Cabeza project. Pursuant to the agreement, the Company will pay the owners approximately $87,000 cash over 3 years, provide alternative housing and allow live stock grazing outside of the areas affected by mining. The landowners will have the option to re-acquire ownership of the property once mining activities are complete for a nominal amount.

Location and Access

The La Cabeza Project covers an area of approximately 100 square kilometers and is located 370 kilometers south of the city of Mendoza in Mendoza Province. Access is by a combination of paved and all-weather gravel roads from Mendoza or several other cities, including San Rafael, General Alvear or Malargue. A network of local farm roads and tracks provide access to all areas of the project.

The project’s topography is gentle to rolling hills, with scrub grasses and few trees. The elevation averages 1,200 meters above sea level, but the climate is arid, with little rain or snowfall which causes no impediment to exploration.

Regional and Property Geology

The property lies in an area of Argentina that is near the eastern edge of a regional sedimentary basin east of the Andean cordillera. Regional dips are shallow and the dominant faults are normal, generally trending west to northwest.

The altered volcanics and sediments on the property host widespread occurrences of anomalous gold values. Detailed exploration by previous operators, including drilling of the alteration zone, identified 10 prospects. The individual prospects occur as veins and mineralized breccias in volcanica along or close to recognizable regional and northwesterly structural trends. One of the prospects named Cuello is a typical vein with a thickness of 2 to 15 meters. The other prospects are stockworks of discontinuous and lenticular veins associated with breccias where the target is a wide zone of mineralization.

Previous Exploration History

The area containing the La Cabeza project saw little organized exploration prior to 1994. Small scale diggings for minerals other than gold exist in the vicinity of the project, including evidence of quartz mining.  During the late 1960’s and early 1970’s, the United Nations, under their “Plan Mendoza” designated the region an area of interest based upon regional sampling results. In 1994, a previous operator, Minera Andes completed a semi-regional stream sampling program over a wide area that included the La Cabeza property without making a gold discovery.

In 1996, Argentina Mineral Development S.A. (“AMD”) conducted exploration on the property, including prospecting, geological mapping, induced polarization, magnetometer and radiometric surveys, rock chip and channel sampling, and several rounds of drilling. Overall, AMD completed 16,070 meters of drilling (13,797 meters of reverse circulation and 2,273 by diamond drilling) in 126 drill holes. The exploration program outlined gold mineralization within epithermal quartz veins, stockworks and silicified breccias within a 2 km x 2 km area.

Following positive drilling results and preliminary metallurgical testing, AMD conducted a scoping study, including an inferred gold resource estimation. The results of the AMD study provided encouragement to conduct further exploration but did not constitute a mineral deposit. Further work will be necessary to determine if the La Cabeza project contains an economic mineral deposit.

Current and Planned Exploration

Upon acquiring its rights to an interest in the property, the Company commissioned an independent review of all previous exploration results on the property. The review, performed by independent geologist, Ruben Verzosa, confirmed AMD’s methodology and  resource estimate. The review was used to prepare a drill program and surface channel sampling program to test several zones of near surface gold mineralization that could potentially increase the gold resource. In July 2003, the Company began a field program on the property, including metallurgical testing of available AMD remnant La Cabeza drill samples.

In relation to development studies, the Company’s strategy is to carry out progressive environmental and engineering studies concurrently with exploration. The investigations and studies are currently designed  to provide sufficient details to provide for a decision whether to proceed to a definitive feasibility study.

In November 2003, Sandercock and Associates Pty. Ltd. (“Sandercock”) of Australia updated the AMD conceptual studies on La Cabeza. This review considered a combination of open pit and underground mining in light of 2003 capital and operating costs. With the positive results of this internal study, in January 2004 the Company planned its first preliminary engineering and environmental work program. The study was designed by Sandercock to work with the results of a planned drilling program and included metallurgical testing of fresh drill core, geotechnical and hydrological investigations, baseline environmental studies as well as community, infrastructure and transport reviews. Sandercock will coordinate a preliminary report that will provide the basic development concepts for the project and the first factored estimates of capital and operating costs. A financial model will also be prepared to provide management guidance and assist in the next stages of project planning.

In February 2004, a detailed drilling program commenced. The program had dual objectives: (i) to bring a significant portion of the previously defined inferred resource into the “indicated resource” category and (ii) to establish the limits of existing mineralized zones along strike and laterally from previous drill holes.

The first portion of the drill program at La Cabeza to support the Sandercock preliminary study was completed in March 2005. The program consisted of 33 diamond drill holes totaling 2,069 meters and 44 reverse circulation holes totaling 2,729 meters. A comprehensive channel sampling program totaling 2,050 meters was also completed.

The program led to a more detailed picture of the mineralization and allowed the construction of three-dimensional geological models of the main zones and a new overall geological model for the property.

New areas of higher-grade mineralization were recognized in the Ojo, Luna and Mandibula zones as well as new exploration targets. Some targets represented mineralization which may have been displaced by faulting from an existing zone, whereas other targets represent possible blind mineralization below superficial sand deposits between areas of outcrop.

The program also provided sufficient data to allow geostastical resource estimation techniques to be trialled for Cuello, Luna and Ojo. These proved successful and enabled resource estimates for those deposits to be calculated with sufficient confidence to meet international classification standards. This approach also helps to determine the additional drilling needed to increase confidence levels and was used to help plan the new drilling program.

Drilling of the new exploration targets is currently progressing, and to date has included 887 meters of reverse circulation drilling which will be followed by 4,000 meters of rotary air blast (“RAB”) drilling. To date, results from 18 shallow reverse circulation holes are available. The Ojo Zone was drilled east and south of the previously defined mineralization. The Luna Zone was drilled east of the known mineralization. At Cuello, drilling east and west of the known Cuello Vein intersected two parallel veins, named the Cuello East and Cuello West zones. Significant results are given in the following table:

Zone	Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)

Ojo Extensions	LCP-137	6	18	12	1.7
	LCP-139	0	9	9	4.3
	LCP-142	2	11	9	2.0

Luna Extension	LCP-148	19	31	12	2.4
	LCP-149 and	1 19	4 25	3 6	1.3 1.0

Cuello East	LCP-143 and	8 29	17 32	9 3	5.5 2.3

Cuello West	LCP-146 and	0 27	3 33	3 6	3.2 1.8

Barbilla	LCP-152	0	6	6	1.8

Drilling to follow up these results commenced in June. Drilling of additional targets identified through the rock chip sampling program will also be conducted during 2005.

Patagonia Projects

On January 19, 2004, the Company announced an agreement with Cerro Vanguardia S.A. (“CVSA”) to acquire the rights to a package of 39 gold exploration properties in the Patagonia region of Argentina. The agreement provides Exeter with the exclusive right to acquire a 100% interest in the properties by incurring exploration expenditures of at least US$3,000,000 over 5 years as follows:

-

US$250,000 on or before December 30, 2004; (completed)

-

US$250,000 on or before December 30, 2005; (completed)

-

US$250,000 on or before December 30, 2006

-

US$750,000 on or before December 30, 2007;

-

US$750,000 on or before December 30, 2008; and

-

US$750,000 on or before December 30, 2009.

Once the Company has spent US$3,000,000 on exploration and completed 10,000 meters of drilling on any one of 4 projects, CVSA has the right to back into a 60% interest in that project by paying Exeter 2.5 times Exeter’s expenditures on that project to that date and by paying all additional expenditures through to the completion of a bankable feasibility study. CVSA may earn an additional 10% interest in that project (for a total of 70%) by financing Exeter’s share of mine development costs. Should CVSA not elect to back into a project, its interest will revert to a 2% NSR from production on that project.

On completion of a due diligence study on the CVSA properties Exeter paid a US$100,000 signature fee in two payments of US$75,000 in March 2004 and the remaining US$25,000 in September, 2004.

39 properties were acquired covering a total of 1,047 square kilometers grouped into 4 projects of which the Cerro Moro project is the most advanced with 13 properties. The other projects were: Chubut, with 14 properties; Rio Negro, with 7 properties and Santa Cruz, with 5 properties. Regional exploration and assessment during 2004 allowed the Company to confirm the projects with favourable geological settings, a significant alteration feature and/or anomalous gold geochemistry. A number of properties were reverted to CVSA in January 2005 and 25 properties currently remain in the portfolio, 13 at Cerro Moro and 12 in the other three major provincial project areas. The properties are without known mineral reserves and are at the exploration stage. The Company’s efforts are currently limited to a search for economically recoverable mineral reserves.

Many of the properties under the agreement were located by CVSA using satellite imagery, suggesting large alteration systems. The amount of subsequent exploration on these properties is variable, but in many cases anomalous gold mineralization has been identified. Geophysical surveys are not known to have been conducted and drilling did not extend into covered areas. The Company prospected all of these systems with a view to identifying gold and/or silver targets at a size threshold lower than that used by CVSA in the first instance for follow-up exploration.

The individual project descriptions are as follows:

Cerro Moro

The Cerro Moro project covers 157 sq km in northeastern Santa Cruz Province, approximately 70 kilometers southwest of the city of Puerto Desado. Access is via gravel provincial highways and a network of dirt tracks.

A total of 16 vein structures (known as the “Filon” prospects) were mapped and sampled by CVSA. All of the prospects except one lie within a 10 kilometer by 2.5 kilometer area. Low-sulphidation gold and silver mineralization is primarily associated with a number of the quartz veins, although some mineralization is associated within moderately silicified tuff or tuff breccia adjacent to the veins.

No geophysical surveys are known to have been previously conducted on the property. Eleven of the prospects were tested by shallow and widely spaced (150-250 meters apart) drill holes. Either two or three drill holes per prospect were completed as a preliminary assessment of the prospects. Drilling by CVSA totaled 19 diamond drill holes for 1,005 meters and 15 reverse circulation percussion drill holes totaling 1,577 meters, all targeted at outcropping veins.

Exeter completed an orientation induced polarization geophysical survey and a reverse circulation drilling program on the property during September 2004. 40 reverse circulation percussion drill holes were completed totaling 2,066 meters. Results were generally in line with the CVSA drilling program but did not identify a single vein or vein set with sufficient ore potential to warrant immediate follow up drilling.

An orientation ground magnetic geophysical survey was completed in April 2005. A recommended 1,000 meter trenching program to commence in April 2005 was deferred pending an expanded magnetic survey. The expanded survey is expected to be completed in June 2005.

Cerro Puntudo

The Cerro Puntudo project is located in western Santa Cruz Province, approximately 250 km west of the Cerro Moro property. Three separate zones of gold mineralization were identified by CVSA, the previous operator. Their limited exploration included rock chip sampling and geological mapping to define drill targets.

Exeter completed rock chip sampling and geological mapping on the project to verify and extend where possible the exploration results reported by CVSA. Mapping identified mineralization associated with areas of silicification and brecciation within a 6 km long, west-northwest trending zone. Rock chip channel sampling identified two high priority targets, the La Quebrada zone and the Rico zone. A third zone, the Puntudo zone, was confirmed 900 meters to the northwest of the Rico zone. Channel sampling discovered a new zone of silicification 1,600 meters southeast of the La Quebrada zone known as the Quebrada South zone. Outside of the main mineralized structure, further mineralization approximately 2 kilometers south of the Puntudo zone was discovered in rhyolitic volcanics.

During 2004, an Induced Polarization (“IP”) survey was completed over a portion of the Cerro Puntudo trend. Results from this survey were used to identify drill targets under surface cover in areas close to known mineralization. In December 2004, the Company commenced a reverse circulation drill program designed to target mineralized structure zones peripheral to the Puntudo flow dome complex. In February 2005, the Company announced the results of this program, which included encouraging results from depths of 60-70 meters from 2 of the 4 deeper drill holes. These results included hole CPRC24, which intersected 20 meters grading 3.6 g/t gold in the Rico Zone, and hole CPRC27, which intersected 27 meters grading 3.7 g/t gold from the Quebrada Zone, located 2 kilometers southeast of the Rico zone. A 2,000 meter second stage drill program commenced at Cerro Puntudo in April, 2005. An additional 200 square kilometers around the Cerro Puntudo project have been applied for, on behalf of the Company and CVSA.

La Calandria

The La Calandria project is located in central Santa Cruz Province. Prior work included reconnaissance geological mapping and rock chip sampling. Gold mineralization in breccias was identified. Ground evaluation and further sampling is required to define drill targets.

Verde 2/12

The Verde 2/12 project is located in western Santa Cruz Province. At least 30 mineralized structures with epithermal vein quartz and anomalous silver values associated with a rhyolite dome/sinter have been identified through geological mapping and rock chip sampling.

Other properties

The Company continues the assessment of the properties in the CVSA portfolio. A number of properties have been upgraded and further exploration, including geophysical surveys, is planned. After initial reconnaissance work, several properties have been returned to CVSA, and 25 properties remain under the option agreement.

Estelar Projects

By an agreement dated May 2003, the Company acquired a 100% interest in Estelar Limited, a British Virgin Islands company that owns the mineral rights to 4 mineral exploration properties in Argentina. For consideration of the purchase, the Company issued the owners of Estelar 1,000,000 common shares of the Company. Estelar acquired its interest in the properties, subject to a 2% NSR, from AMD in August 2001. The Properties are without known mineral reserves and are at the exploration stage. The Company’s efforts are currently limited to a search for economically recoverable mineral reserves.

The purchase of Estelar by the Company was a “non-arms length” transaction as Yale Simpson, one of the shareholders of Estelar, was appointed chairman of Exeter subsequent to the purchase of Estelar by the Company.

The Estelar projects, namely the Quispe, Rosarita, Dolores and El Salado/Llanos Ricos projects, cover approximately 385 sq km in central western Argentina. The geological environment of the projects is considered favorable for the discovery of epithermal gold deposits or porphyry gold-copper systems. There are no exploration commitments on the projects and the Company will seek exploration joint venture partners to advance the projects so that it may maintain its focus on gold silver exploration in southern Argentina and Chile.

Details of Estelar projects are as are as follows:

Quispe Property

The Quispe Property is a 79.6 sq km exploration project in Catamarca Province of northwestern Argentina. Access to the project is from the town of Fiambala, 50 km east of the property.

The property lies at the eastern edge of the Andes Mountains at an altitude of 4,400 meters. Topography is rugged with little vegetation. The area is located within a north-south trending belt of sediments and volcanics. The dominant regional structures trend northwest to northeast. Gold mineralization occurs in shear zones in sediments and porphyry copper-gold-molybdenum mineralization is associated with an intrusive complex.

In 1995 and 1996, the previous operator, AMD, completed geological mapping, stream sediment sampling, round magnetometer and geophysical induced polarization surveys. In 1997, Newcrest Argentina acquired an option on the property from AMD and conducted additional geological mapping, geochemical sampling and cut eight bulldozer trenches. No significant work was conducted on the property since 1997. Exploration remains at a very early stage, but the potential exists for a porphyry copper-gold system on the property. The Company is currently seeking a joint-venture partner for the property.

El Salado and Llanos Ricos Properties

The El Salado and Llanos Ricos properties together cover 132.4 sq km and are located in the western portion of San Juan Province of Argentina, near the international border with Chile. Access is along 25 km of dirt tracks from Route 424, 8 km west of the town of Maliman de Abajo.

The properties lie on the edge of the Andes Mountains within the Uspallata Graben. On the El Salado property, copper and minor gold mineralization were identified in a potassic alteration zone. Higher grades of mineralization coincide with quartz stockworks. On the Llanos Ricos property, an intrusive complex associated with a prominent airborne magnetic signature is largely covered by gravels. In the southeast portion of the property, anomalous gold is carried in quartz-tourmaline bodies in an alteration zone 4,000 meters long by 600 meters wide. No significant exploration has been conducted on the properties since 1996.

At El Salado, historical mine workings are present, including small pits and trenches located on outcropping oxide copper mineralization. Beginning in 1994, exploration was conducted by the previous operator, AMD. Exploration included reconnaissance geological mapping, and rock chip and stream sampling. Puma Exploration (“Puma”) optioned the property from AMD in 1995 and conducted geological mapping, rock chip sampling, ground induced polarization and magnetometer surveying, followed by 5,182 metres of drilling. Extensive zones of low grade copper-gold mineralization were intersected but no economically recoverable mineral reserves were defined.

Puma optioned the Llanos Ricos property in 1995 and conducted an evaluation of an magnetic anomaly. Exploration included geological mapping, soil and rock chip sampling, and induced polarization geophysical surveying, followed by 889 metres of diamond drilling. Results were largely negative. Several large geophysical anomalies covered by alluvial material have had limited testing.

Rosarita Property

The Rosarita property covers 124.7 sq km and is located in the western portion of San Juan Province near the border with Chile, 110 km west-northwest of San Juan City. The property consists of 3 Cateos and one MD. Three small, pre-existing titles totaling 36 hectares are situated within the boundaries of the property and are held by non-related third parties.

The property lies on the edge of the Andes Mountains and on the western margin of the Uspallata Graben. Two areas of mineralization are known to occur on the property with limited past mining. The first area of mineralization is an argillized shear zone up to 20 meters wide and 200 meters long that hosts secondary copper/gold mineralization. The second area is a quartz vein mined for secondary copper mineralization located within sediments in contact with a granodiorite intrusive.

Ground exploration by AMD in 1994 identified areas of intense argillic alteration, moderate silicification and some evidence of sulphide minerals in porphyritic felsic units. In 1995 Puma optioned the property from AMD and completed an airborne magnetometer survey, followed by ground exploration including soil geochemical surveying, rock chip sampling and induced polarization surveying. Puma also completed 2,011 meters of combined diamond and RC drilling. Results were generally negative as the source of the gold anomalies was determined to be transported from outside of the property boundary.

Battle Mountain Gold (“BMG”) optioned the property from AMD in 1999 to investigate possible extensions of epithermal gold and silver mineralization they had discovered on their Casposo property to the north. BMG conducted geological mapping, stream sediment and rock chip sediment sampling, an airborne EM-magnetometer and ground survey. BMG, whose work confirmed three previously discovered areas of alteration on the property, dropped its option in 2000. The Casposo property later passed from BMG to Intrepid Minerals Corporation (“Intrepid”).

In June 2004, the Company signed an option agreement with Intrepid, pursuant to which Intrepid can earn a 50% interest in the Rosarita property. The agreement called for Intrepid to expend a minimum of US$250,000 before the end of 2005, and complete a total of 5,000 meters of drilling before the end of 2006. Exploration by Intrepid in 2004 included 3 reverse circulation drill holes targeting hydrothermal alteration on the Rosarita property. No significant mineralization was intersected. Intrepid gave notice, in June 2005, of its intention to terminate the joint venture. After receipt of the exploration results, Exeter will make a decision on conducting further exploration on the project.

Dolores Property

The Dolores Property covers 48 sq km and is located in the western portion of San Juan Province of Argentina, near the Chile border. The property lies within the Uspallata Graben, but is entirely covered by alluvium. No ground exploration has been conducted although an earlier airborne survey disclosed a magnetic geophysical signature. This signature suggests the presence of a buried porphyry system.

Minero Rio de la Plata Projects

By an agreement dated October 1, 2003, Estelar may acquire 100% of 3 mineral exploration properties in Argentina, subject to a 2% NSR which the Company may purchase for $750,000, from Minera Rio de la Plata (“MRP”), a private Argentinean company. The projects are the Agua Nueva, La Ramada and Rosarita South projects and are comprised of 45 mineral concessions located in the Mendoza, San Juan and La Rioja Provinces of Argentina.

To acquire a 100% interest, the Company is required to make cash payments totaling CDN$440,000 as follows:

-   $5,000 on signing of the Agreement (paid);

-

$7,500 on or before October 1, 2004 (paid);

-

$12,500 on or before October 1, 2005;

-

$20,000 on or before October 1, 2006;

-

$25,000 on or before October 1, 2007;

-

$30,000 on or before October 1, 2008;

-

$40,000 on or before October 1, 2009; and

-

$50,000 on or before October 1 of each year thereafter to 2015.

There are no exploration expenditure commitments on any of the properties and, in the event a decision is made to build and operate a mine on any of the projects, the Company is not obliged to make any remaining option payments subsequent to the date of that decision.

The Properties are without known mineral reserves and are at the exploration stage. The Company’s efforts are currently limited to a search for economically recoverable mineral reserves.

The 3 properties contained in the MRP acquisition agreement are described below:

La Cabeza North (Agua Nueva)

La Cabeza North is a 266 sq km exploration property that adjoins the Company’s La Cabeza property. The property covers a set of fault structures that have a similar orientation to the mineralized structures on La Cabeza. Widely spaced geochemical sampling has defined an arsenic soil anomaly and gold-bearing epithermal quartz float that appears to be transported. The Agua Nueva property is considered to be strategic as it could host extensions to the La Cabeza mineralization.

Rosarita South

Rosarita South is a 42.79 sq exploration property which is immediately south of the Company’s Rosarita project, which was subject to an option agreement with Intrepid,and hosts alteration similar to that at the Rosarita project. Anomalous arsenic and mercury in rock chip samples suggest possible gold mineralization on the property.

La Ramada

The Ramada property is a 2.4 sq km property located in La Rioja Province. The Company considers that potential for sediment hosted and replacement style gold deposits is present. Old mine workings are strongly anomalous in several indicator elements, including arsenic, mercury, antimony, and selenium. Early stage exploration conducted by a previous operator defined a number of exploration targets on the property.

Rio Tinto Chile Projects

The Company and Rio Tinto signed an agreement in March 2005 pursuant to which the Company has right to review Rio Tinto’s exploration data over the 800 square kilometer Area of Interest located in southern Chile. The Area of Interest was prospected by Rio Tinto under a regional exploration stream sampling program, is at the exploration stage and is without known mineral reserves.

Exeter has the right to explore the Area of Interest and acquire any properties within the area subject to a 60% back in right held by Rio Tinto. Rio Tinto may exercise that right once Exeter has completed 10,000 meters of drilling on the Area of Interest by paying the Company an amount equal to three times Exeter’s exploration expenditures to that time. Within 60 days of Rio Tinto acquiring its 60% interest in the property, the Company must either elect to fund its 40% share of costs and expenses, or grant Rio Tinto an option to earn a further 15% interest (for a total of 75% interest) in the property if Rio Tinto funds future exploration expenditures on the property, including a feasibility study. On completion of a feasibility study the Company and Rio Tinto will share future development costs pro rata or their respective interests will be diluted. Should a participating interest fall below 10% it will be converted to a 1% NSR. If Rio Tinto declines to exercise its back-in-right, they will retain a 1% NSR on that property.

Until Exeter expends US$50,000 under the agreement, all newly generated exploration data will be owned by Rio Tinto. Thereafter, all project data, both existing and new, will be jointly owned by Rio Tinto and the Company. A review of the exploration data and initial prospecting of the project area commenced in April.

Item 5. Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note #17 to the financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.20 as of December 31, 2004 and was $1.23 on June 30, 2005.

Since its inception, the Company has financed its activities through the distribution of equity capital.  Subsequent to the end of the most recent fiscal year, the Company closed a private placement of 1,907,667 units for gross proceeds of $2,289,200. With this financing the Company estimates it has sufficient capital to meet its current and anticipated obligations through the completion of the existing work program on La Cabeza. Management anticipates raising additional funds through the issuance of equity progressively over the next several years, as all of the Company’s properties are at the exploration stage and it has no other sources of capital to fund its activities. The timing of such financings is dependent upon the success of the Company’s exploration programs, the ability to attract joint-venture partners and the general state of the resource industry.

The Company accrues amounts owed to related parties in the normal course of business, which amounts are incorporated in the Company accounts. The amounts are for management, consulting, exploration and legal fees, and for expenses incurred while conducting the Company’s business. These amounts bear no interest and are settled as and when due. The amounts fluctuate from period to period as services are provided to the Company.

The Amounts Due to Related Parties at the close of the last 4 fiscal years is as follows:

Year	Amounts Paid During The Year	Amount Due, End of Year

2001	$176,528	$52,477
2002	$23,036	$124,725
2003 [1]	$130,247	$104,073
2004	$527,156	$133,187

1) The amount paid during 2003 excluded the amount of $155,692 settled through the issue of shares at a price of $0.165 per share.

Results of Operations

3 Months Ended March 31, 2005 vs. 3 Months Ended March 31, 2004

During the period ended March 31, 2005, the Company continued work on the pre-feasability study at La Cabeza. Work included drilling as well as geological modeling, metallurgical, geotechnical, engineering, hydrological and environmental work. Exploration was also conducted on several of the CVSA properties in Argentina. In Chile, a binding letter agreement was signed with Rio Tinto Mining and Exploration whereupon the Company may review Rio Tinto’s exploration data over a 800 square kilometer area. No properties have yet been acquired under the Rio Tinto agreement.

The Company reported a net loss of ($315,901), or ($0.02) per share, compared to a net loss of ($381,513), or ($0.03) per share, in the prior year’s period. Large changes in expenses occurred in Consulting Fees, which fell to ($21,564) from ($46,975), and Property Examination Costs, which fell to ($25,188) from ($34,969). Loss on Write-off of Mineral Properties was zero during the period compared to ($77,796) as the Company wrote-off the Papagallos Properties in the prior year’s period. Stock-based Compensation fell to ($51,933) from ($93,379) as the Company recorded costs related to the vesting of options over time under the Stock Option Plan. Stock Exchange Listing and Filing Fees fell to ($4,800) from ($32,004) due to fewer share issuances during the current year’s period.  Travel and Promotion rose to ($56,141) and Investor Relations rose to ($78,427) from ($6,293) as management attended investor conferences and continued to develop its investor base in North America and Europe.

A total of ($892,628) was expended on mineral property exploration during the quarter. Interest income fell to $7,989 from $12,287 due to lower cash balances during the quarter.

Year Ended December31, 2004 vs. Year Ended December 31, 2003

During the year ended December 31, 2004, the Company acquired an option from CVSA over 4 mineral exploration projects in the Patagonia region of Argentina. In addition, a pre-feasibility study was initiated on the La Cabeza gold project and a drill program completed on the Cerro Moro project.

The Company reported a net loss of ($1,271,096) or ($0.10) per share during the year compared to a loss of ($385,246) or ($0.09) per share in 2003. Administration costs rose to ($1,138,349) from ($303,460) as many of the Company’s exploration properties were acquired late in fiscal 2003 or in 2004 resulting in a significant increase in general corporate activity in 2004.

Large changes in expenses occurred in Investor Relations, which rose to ($296,437) from ($0) as the Company conducted significant capital raisings, and developed its investor base in Europe and North America. Professional investor relations personnel are under contract beginning in April 2004. Promotion expense rose to ($100,754) from ($15,069) as management attended several industry and investor conferences in the current period in order to increase awareness of the Company within the industry and investment community. Legal Fees rose to ($79,632) from ($42,470), Stock Exchange Listing and Filing Fees increased to ($51,891) from ($23,344) and Transfer Agent expenses rose to ($10,951) from ($5,233). These expenses were higher due to the private placement of common stock and the negotiation and signing of new property agreements. Accounting and Audit rose to ($35,359) from ($16,642) due to expenses related to the corporate growth of the Company and additional fees related to the filing of the 20-F Registration Statement. Consulting Fees rose to ($85,198) from ($10,970) due to increased management costs as corporate activity has increased. Property Examination costs increased to ($59,409) from ($49,661) as the Company incurred costs reviewing the potential acquisition of new projects.  Amortization increased to ($12,658) from ($2,958) due to the acquisition of capital assets during 2004.  Stock-based Compensation totaled ($269,196) compared to ($95,555) as the Company adopted the fair-value method of accounting for stock-based compensation awards to officers, directors and consultants.

Other items included the write-off of mineral properties of ($85,965), up from ($40,835) in the prior year, as the Company decided not to proceed with the acquisition of the Papagallos project and wrote-off the project. Loss on Conversion of Foreign Currencies was ($36,238) due to unfavorable changes in exchange rates.

A total of ($2,719,091) was expended on mineral property exploration during the current year, net of amortization and property examination costs.  Interest received on cash deposits increased to $48,865 from $2,362 as a result of increased cash holdings during the year.

Fiscal Year Ended December 31, 2003 vs. Fiscal Year Ended December 31, 2002

During the year ended December 31, 2003, the Company entered into two option agreements for the acquisition of a 100% interest in the La Cabeza gold project as well as interests in 7 other mineral exploration properties in Argentina.

The net loss for the year was ($385,246), or ($0.09) per share, compared to a net loss of ($460,756), or ($0.38) per share, in 2002. Administrative Costs rose to ($303,460) from ($175,428) as the Company acquired new exploration projects and increased its corporate activities. Legal Fees were ($42,470) compared to ($24,334) due to increased corporate activity in 2003 including the acquisition of the new properties. Stock Exchange Listing and Filing Fees rose to ($23,344) from ($8,216) due to private placement financings. Consulting Fees totaled ($10,970) compared to zero, and Management Fees declined to ($51,031) from ($77,432), which is attributable to changes in management and compensation agreements. Rent declined to ($12,398) from ($19,537) and Telecommunications expense fell to ($2,751) from ($13,981) as the Company closed its European office and consolidated management functions in Vancouver. The Company recorded a Bad Debt Expense of ($17,764) compared to zero in 2002 which was related to the amounts due from the former President of the Company which were written off.

Other Items were lower in 2003 compared to 2002 largely due to the Loss on sale and write-down of marketable securities in 2002 of ($283,540) as the Company continued to sell its common shares of Lappland Goldminers at less than the book value and wrote down the value of the remaining shares. Other Items recorded in 2003 were Loss on write-off of mineral properties of ($40,835), Property Examination Costs of ($49,661) for properties reviewed but not acquired, and Stock-based compensation of ($95,555) related to the granting of stock options to directors, employees and consultants.

These expenses were partially offset by Interest Income on the Company’s cash balances of $2,362 and a Gain on Conversion of Foreign Currencies of $6,348 due to favorable exchange rates.

The Company issued 1,149,343 shares at a deemed price of $0.165 for the settlement of $189,642 debt.

Fiscal Year Ended December 31, 2002 vs. Fiscal Year Ended December 31, 2001

During the year ended December 31, 2002, the Company completed a 1 for 10 reverse share split, changed its name from Golden Glacier Resources Inc. to Exeter Resource Corporation and entered into a Principles of Agreement for the acquisition of the rights to a 50% interest in Cognito Limited.

The Net Loss for 2002 totaled ($460,756), or $(0.38) per share, compared to a loss of ($380,884), or ($0.32) per share, for the prior year. The increased loss was due to the higher level of corporate activity commensurate with the decision to acquire new mineral property interests in Argentina while the Company was largely inactive in the prior year. Large changes in expenses occurred in Legal Fees, which rose to ($24,334) from ($13,473) due to the required review of the acquisition of the rights to Cognito Limited; Stock Exchange Filing Fees, which rose to ($8,216) from ($3,245) due to costs related to the reverse split of the Company’s common shares and the review of the Cognito acquisition; and Transfer Agent Fees, increased to ($4,286) from ($2,908); and Travel and Promotion, which declined to ($13,896) from ($18,077) due to less travel by management in the current period. Changes in Other Items included Property Examination costs of ($1,500) compared to zero as the Company investigated the potential acquisition of new mineral exploration projects, and Loss on Sale and Write-down of Marketable Securities of ($283,540) compared to ($221,292) as the Company continued to sell its common shares of Lappland Gold Miners as well as writing down the value of the remaining shares.

Liquidity and Capital Resources

The Company’s working capital totaled $2,295,578 as of the end of the Company’s December 31, 2004 fiscal year, and totaled $1,492,524 as of March 31, 2005, the end of the most recent fiscal quarter. Subsequent to the end of the quarter, the Company raised $2,289,200 through a private placement of 1,907,667 units of common stock at $1.20 per unit. The cash-on-hand is expected to be sufficient for the completion of the current La Cabeza work program and other corporate expenses for the remainder of 2005. Additional funds will be required for any further studies on the La Cabeza project, or if the Company decides to acquire additional exploration projects. Management anticipates raising the needed funds through the issuance of common stock during fiscal 2005. The exact timing, nature and amount of such sales will be dependent upon market conditions.

Three Months Ended March 31, 2005

Cash and cash equivalents totaled $1,670,846 at the close of the quarter. Operating Activities used cash ($265,002). The Quarter’s Net Loss of ($315,901) was partially offset by non-cash Amortization of $6,266, Stock-based Compensation of $51,933 and Loss on Conversion of Foreign Currencies of $353. Changes in Non-cash Working Capital included increases in Accounts Receivable of ($88,509) and Accounts Payable of $136,399, and decrease in Due to Related Parties of ($57,797). Financing Activities provided cash of $338,750, which included Issue of Share Capital for Cash of $206,616, Share Subscription Receivable of $22,680, and Share Subscription Received in Advance of $135,000. Share Issue Costs used cash of ($25,546). Investing Activities used cash of ($861,422), which included Deferred Exploration Costs on the Company’s mineral properties of ($858,436) and Acquistion of Property, Plant and Equipment of ($2,986).

In the Quarter the Company issued 501,125 common shares. 171,125 common shares were issued pursuant to the exercise of common stock purchase options for proceeds of $132,266. 330,000 common shares were issued pursuant to the exercise of common stock purchase warrants for proceeds of $74,350. The Company’s cash position decreased by ($788,027) during the quarter.

Year Ended December 31, 2004

Cash and cash equivalents totaled $2,458,873 as of December 31, 2004.  Operating Activities used cash of ($810,208). The Net Loss of ($1,271,096) was partially offset by non-cash adjustments including Amortization of $12,658, Write-off of mineral properties of $85,965, Conversion of Foreign Currencies of $36,238, and Stock-based Compensation of $269,196. Financing Activities provided cash of $2,871,474, with Issuance of Share Capital providing cash of $3,184,057 while Share Issue Costs used cash of ($312,583).  Investing Activities comprising Deferred Exploration Costs of Mineral Properties used cash of ($2,719,091), while Acquisition of Property, Plant and Equipment used cash of ($164,206) and Acquisition of Mineral Properties used cash of ($167,894) for total cash used for investing activities of ($3,051,191).

During the year, the Company issued 6,843,550 common shares. 5,400,000 shares were issued pursuant to two private placements for net proceeds of $5,060,448; 1,408,550 shares were issued for the exercise of warrants for proceeds of $669,542; and 35,000 shares were issued for the exercise of options for proceeds of $14,175. The Company’s cash position decreased by ($1,026,163) during the year.

Year Ended December 31, 2003

The Company’s working capital totaled $3,382,861 as of December 31, 2003. Operating Activities used cash of ($76,869), including the Net Loss of ($385,246). Non-cash adjustments included Bad Debt write-off of amounts due from the former president of the Company of $17,764; Write-off of Mineral Properties of $40,835; and Stock Based Compensation of $95,555. Financing Activities provided cash of $3,986,936, with $1,177,893 received for the Issuance of Share Capital and $2,876,980 received by way of Share Subscription Advances for private placements which had not yet closed at the end of the year. These amounts were partially offset by Share Issue Costs of ($40,968) and Deferred Share Issue Costs of ($26,969) for the not-yet closed private placement. Investing Activities used cash of ($452,768). This amount includes Deferred Exploration Costs of ($391,458), Acquisition of Mineral Properties of ($63,578), Acquisition Costs of Property, Plant and Equipment of ($32,532), as well as the Proceeds from the Sale of Marketable Securities of the Company’s position in Lappland Goldminers common stock of $34,800.

During the year, the Company issued 7,311,843 common shares. 350,000 shares were issued as part of a common share unit private placement at a price of $0.15 per unit for proceeds of $52,500; 17,500 common share units were issued as a Finders’ Fee to the private placement; 155,000 common shares were issued as part of a common share unit private placement at a price of $0.165 per unit for proceeds of $25,575; 1,290,000 common shares were issued as part of a common share unit private placement at a price of $0.25 per unit for proceeds of $322,500; 1,345,000 common shares were issued as part of a common share unit private placement at a price of $0.53 per unit for gross proceeds of $712,850; 1,149,343 common shares at a deemed price of $0.165 per share were issued to settle outstanding debt totaling $189,642; 60,000 common shares were issued pursuant to the exercise of common stock purchase options for net proceeds of $13,200; 345,000 common shares were issued pursuant to the exercise of common share purchase warrants for proceeds of $77,500; 1,600,000 common shares were issued (800,000 at a deemed price of $0.15 per share and 800,000 shares at a deemed price of $0.25 per share) pursuant to the option agreements for right to acquire Cognito; and 1,000,000 common shares at a deemed price of $0.235 per share were issued for the purchase of Estelar. As a result of the capital raising activities, the Company’s cash position increased by $3,463,647 during the year.

Year Ended December 31, 2002

The Company’s working capital deficit was $126,008 as of December 31, 2002 compared to a deficit of $43,018 in the prior year.

The Net Loss for 2002 was ($460,756). Cash used by Operating Activities was ($86,902) with the net loss partially offset by Amortization of $1,360, Loss on foreign currency conversion of $392 and Loss on sale of marketable securities of $283,540. Changes in non-cash working capital items in 2002 include GST recoverable of ($638), and increases in Accounts Payable of $16,952 and Due to Related Parties of $72,248. Financing Activities provided cash of $26,232, with the entire amount from Share Subscription Advances related to the private placement of shares which had not yet been issued. Investing Activities provided cash of $66,634, with the entire amount from the sale of a portion of the Company’s holdings of Lappland Goldminers shares.

The Company’s cash position increased by $5,572 during the year ended December 31, 2002, to $21,389. The Company issued no common shares during the year, but did complete a 1 for 10 reverse stock split of its common stock outstanding.

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP, resource property acquisition costs and exploration expenditures may be deferred and amortized to the extent they meet certain criteria. Under United States GAAP, the standards for all expenditures relating to mineral interests prior to the completion of a definitive feasibility study are much higher, and they must be expensed as incurred.

The reader is advised to consult Exeter’s audited annual financial statements for the period ending December 31, 2004, particularly Note #17, Reconciliation to United States GAAP, for the quantification of the differences.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the business environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 17 to the 2004 audited financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.20 as of December 31, 2004 and was $1.23 on June 30, 2005.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trends

The Company is unaware of any trends which would have a material effect on its operations or financial position.

Off-Balance Sheet Arrangements

Under the Agreements between the Company, Cognito and Rowen regarding the Company’s acquisition of options to acquire Cognito from Rowen, the Company must expend US$3,000,000 in exploration on the property by March 2007 to earn its intitial 50% interest. In order to exercise its option to acquire the remaining 50% interest in Cognito, the Company must, within 30 days of, the earlier of, incurring the expenditure of US$3 million or completion of a bankable feasibility study, make further payment to Rowen of either of, at the Company’s election:

a)  2.5 million common shares of Exeter, adjusted for any consolidation or share splits, or

b)  CDN$2.5 million cash.

Tabular Disclosure of Contractual Obligations

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant. Commitments are summarized in the tables below.

Cash Payments		Payments Due by Period
	Total	Less than one Year	1-3 Years	4-5 Years	After 5 Years

Office leases	$ 36,900	$ 36,900	Nil	Nil	Nil
Cognito Limited	$ 3,076,270	$ 42,070	$ 2,614,000	$ 120,200	$ 300,000
MRP Properties	$ 427,500	$ 12,500	$45,000	$70,000	$ 300,000
Total	$ 3,713,470	$ 91,470	$ 2,745,400	$ 276,600	$ 600,000

Property Expenditures		Expenditures Due by Period
	Total	Less than one Year	1-3 Years	4-5 Years	After 5 Years

Cognito Limited	$ 1,800,000	Nil	$ 1,800,000	Nil	Nil
CVSA	$ 3,300,000	$ 300,000	$ 1,200,000	$ 1,800,000	Nil
Rio Tinto	$60,100	Nil	$60,100	Nil	Nil
Total	$ 5,160,100	$ 300,000	$ 3,060,100	$ 1,800,000	Nil

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of May 31, 2005 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Executive Officers are residents of Canada, except Bryce Roxburgh, who is a resident of the Philippines.

Table No. 5

Directors

Name	Age	Date First Elected/Appointed

Bryce Roxburgh	58	March 20, 2003
Yale Simpson	57	June 10, 2003
Douglas Scheving (1) (2)	54	July 16, 1993
Michael McPhie (2)	37	October 8, 2004
Paul MacNeill (1) (2)	51	January 21, 2004

(1)

Denotes member of the Audit Committee.

(2)

Denotes a member of the Compensation Committee.

Table No. 6 lists, as of May 31, 2005, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors.

Table No. 6

Executive Officers

Name	Position	Age	Date of Appointment
Yale Simpson	Chairman	57	June 10, 2003
Bryce Roxburgh	President & Chief Executive Officer	58	March 20, 2003
Cecil Bond	Chief Financial Officer	48	April 13, 2005
Robert Harley	Vice-President, Exploration	52	September 22, 2003
Jerry Perkins	Vice-President, Development and Operations	59	March 4, 2005
Susan McLeod	Corporate Secretary	33	December 6, 2004

Bryce Roxburgh obtained a Bachelor of Science degree in geology and geophysics from Sydney University in 1971 and has 34 years experience in the exploration and mining industry including successfully negotiating joint venture agreements. Between 1971 and 1989, he worked for international mining groups, Amoco Minerals Australia Company and Cyprus Mines Corporation, where he was Regional Manager for Eastern Australia and South East Asia. Between 1989 and 2000, he was Exploration Manager for Arimco N.L. and Climax Mining Limited in Eastern Australia, South East Asia and South America, including Argentina. Since July, 2000 he has worked as an independent consultant. Mr. Roxburgh spends 100% of his time on Company business.

Yale Simpson obtained a Bachelor of Applied Science (geological engineering) degree in 1970. Mr. Simpson has 34 years experience as a geologist, exploration manager and CEO of companies involved in exploration and development projects in Australia, Africa, Eastern Europe and South America. Those companies included Pennzoil of Australia Ltd. (subsequently Battle Mountain Gold), Chevron Exploration Ltd., Australmin Holdings Ltd. and Black Swan Gold Mines Ltd. He was CEO and later chairman of Argosy Minerals Inc. from 1993 until 2001. He is currently a director of Tournigan Gold Corporation, a gold exploration company traded on the TSX Venture Exchange, Diamonds North Resources Ltd., a diamond exploration Company traded on the TSX Venture Exchange, and Dynasty Metals & Mining Inc., a metals exploration company traded on the TSX Venture Exchange. Mr. Simpson is the President of the British Columbia Museum Of Mining and Co-Chair of the Britannia Development Corporation. Mr. Simpson spends 60% of his time on Company business.

Cecil Bond graduated from the University of Cape Town in 1981 with a Batchelor of Commerce Degree. He obtained his Chartered Accountant designation in 1985. Between 1983 and 1988 he was an accountant with Ernst and Young in South Africa. Between 1988 and 1994 he was involved in various private businesses in South Africa. In 1995 and 1996 he was an accountant with PricewaterhouseCoopers in Vancouver. Between 1996 and March 2005 he served in various positions, including President and Chief Executive Officer, Chief Financial Officer, Corporate Secretary and as a Director with Argosy Minerals Inc and Argosy Mining Corp, publicly traded mineral exploration companies. He continues to serve as a director and Corporate Secretary of Argosy and spends approximately 5% of his time on Argosy business. Mr. Bond currently spends 80% of his time on Company business; the remainder of his time is spent on various private business interests unrelated to the mineral exploration industry.

Douglas Scheving graduated with Diplomas of Technology in Mining and Extractive Metallurgy from the British Columbia Institute of Technology in 1972 and has 20 years experience as a mill superintendent and 10 years experience in the administration of public mining exploration companies. He has worked for Falconbridge in Canada, Mosquito Creek Gold Mines and Sumac Ventures. Forn 3 years Mr. Scheving was a contractor and General Manager for the British Columbia Ministry of Environment at Grand Forks B.C. Since 1993 Mr. Scheving has administered junior public companies and currently serves as Corporate Secretary and a Director of Golden Dynasty Resources Limited, a mineral exploration company traded on the TSX Venture Exchange. Mr. Scheving spends 10% of his time on Company business.

Michael McPhie graduated with a B.Sc. (honours) from Simon Fraser University and an M.Sc in Management and Environment from Royal Roads University. He is a principal in the firm HBA Management Consultants Ltd., a company that works with both resource companies and government on major project development, regulatory affairs, environmental management and stakeholder relations issues. In November 2004, he was named President and CEO of the Mining Association of British Columbia. Previously, he was senior policy adviser and project director for western Canada for Natural Resources Canada, and a consultant with Knight Piesold Ltd. He is currently CEO of the Britannia Development Corporation.

Paul MacNeill is an attorney practicing in the area of securities and finance law sine 1982. He holds a Bachelor of Law degree from the University of Toronto and is a member of the Bar in the Provinces of Ontario and British Columbia. Mr. MacNeill is currently a director and corporate secretary of America Mineral Fields, a copper explorer traded on the Toronto Stock Exchange; Corporate Secretary of Dasher Exploration Ltd., a diamond and precious metal exploration company traded on the TSX Venture Exchange; a director of Dynasty Metals & Mining Inc., a metals exploration company traded on the TSX Venture Exchange; Corporate Secretary and a director of Minefinders Corporation, a gold exploration company traded on the Toronto Stock Exchange and the American Stock Exchange; and a director of Northern Lion Gold Corporation, a gold exploration company traded on the TSX Venture Exchange. Mr. MacNeill spends approximately 5% of his time on Company business.

Robert Harley graduated with a Bachelor of Science degree in Applied Science (Geology) from the West Australian Institute of Technology in 1974, and has 30 years experience in the exploration industry. He also worked for international mining groups, Amoco Minerals Australia Company and Cyprus Mines Corporation. Between 1996 and 1999, he was South American Manager for Climax Mining Limited conducting exploration of the La Cabeza gold deposit in Argentina. Since 1999 he has worked as a consultant geologist in central western New South Wales. Mr. Harley spends 30% of his time on Company business.

Jerry Perkins has a chemical engineering background and over 35 years experience in the mining and metallurgical industries. He has held technical, operational, and corporate management positions in Australia, Papua New Guinea, South Africa and the United Kingdom. He has specialized in mineral project development programs and feasibility studies on many mining projects, including gold, platinum group metals, copper, lead-zinc, nickel-cobalt and uranium. His experience includes mine commissioning and production, testwork and R&D, engineering and process design, operations management, project development and optimisation. It also includes environmental design and management as well as community, government and public relations. Mr. Perkins spends approximately 30% of his time on Company business, and the remainder of his time is spent running an independent project and process related consultancy with other clients.  Prior to establishing this consultancy in 1999, Mr Perkins was General Manager – Base Metals for Savage Resources Ltd from 1996 to 1999 and General Manager- Mining for Delta Gold NL from 1991 to 1996.  Both Delta and Savage were listed Australian public companies.

Susan McLeod is an attorney with a Bachelor of Laws degree and a Bachelor of Science degree from the University of British Columbia. She is a member of the Bar of the Province of British Columbia, practicing securities and corporate finance law. She is currently an associate at MacNeill Law.  From September 1997 to September 2003, Ms. McLeod was an associate at the Vancouver, British Columbia law firm of Campney & Murphy.  She provides advice to both private and public companies, many of which are engaged in the exploration, development and production of mineral and natural resources properties. She spends approximately 5% of her time of Company affairs.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

Audit Committee

The Audit Committee is comprised of Douglas Scheving and Paul MacNeill. The committee meets with the Company’s independent accountants to periodically review the scope and results of the annual audit of the financial statements and related reporting matters prior to the submissions of the financial statements to the Board of Directors.

Compensation Committee

The Company also has an independent Compensation Committee comprised of Michael McPhie, Douglas Scheving and Paul MacNeill. The committee meets periodically to review the terms and conditions of employment and remuneration of employees, officers and consultants.

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed fiscal year.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to directors, executive officers and employees; refer to ITEM #10, "Stock Options". The Company has adopted an incentive stock option plan (the “Plan”). The essential elements of the Plan provide that the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the plan may not exceed 2,576,567. Subsequent to the ratification of the Plan, the Company has applied for shareholder approval to increase its authorized options grantable under the Plan to 3,573,810.

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 7

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)	Other Compensation	Options Granted
Paul Ray, Former President (1) (2)	2003 2002	$12,000 $39,747	Nil Nil	$ 4,580 $13,687	60,000 Nil

Bryce Roxburgh President and CEO	2004 2003	$97,490 $30,000	$50,000 Nil	Nil Nil	358,000 142,000

Douglas Scheving, (1) Former Corporate Secretary and Director	2004 2003 2002	$20,250 $35,031 $36,000	Nil Nil Nil	Nil $5,818 $5,850	70,000 60,000 Nil

Robert Harley,(5) Vice-President, Exploration	2004 2003	$118,497 $78,559	Nil Nil	Nil Nil	70,000 80,000

Yale Simpson, (3) Chairman and Director	2004 2003	$48,000 $4,000	$40,000 Nil	Nil $43,500	360,000 140,000

David Simpson, Former CFO	2004	$19,975	Nil	Nil	50,000

Susan McLeod, Corporate Secretary	2004	Nil	Nil	Nil	Nil

Paul MacNeill, (4) Director	2004 2003	Nil Nil	Nil Nil	$109,744 $17,066	250,000 100,000

Michael McPhie, Director	2004	Nil	Nil	Nil	100,000

Nancy La Couvee, Former Corporate Secretary	2004	$41,190	Nil	Nil	50,000

Andrew Gourlay, Former Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	15,000 35,000 Nil

(1)

The Other Compensation paid to Mr. Ray and Mr. Scheving relates to rent of office space provided to the Company by the individuals.

(2)

Paul Ray, former President, received annual consulting fees from the Company through Limehall Pty., a private company wholly owned by Mr. Ray. Mr. Ray resigned as an officer and director of the Company in 2003.

(3)

Other Compensation paid to Mr. Simpson was for financial advisory service with respect to financings and geological consulting services.

(4)

Other Compensation paid to Mr. MacNeill was legal fees and Share Issue Costs paid to MacNeill Law, a private corporation controlled by Mr. MacNeill.

(5)

   50,000 of the options granted to Mr. Harley in 2004 were cancelled in 2005.

No funds were set aside or accrued by the Company during Fiscal 2004, 2003 or 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

In addition to its six executive officers, the Company currently has 34 employees in its Argentina office employed as exploration manager, property title manager, accountant, geologists, exploration assistants and administrative assistants.

Share Ownership

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Registrant is not controlled by another corporation.

Table No. 8 lists, as of May 31, 2005, Directors and Executive Officers who beneficially own the Company’s voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class **

Common	Bryce Roxburgh (1)	1,839,750	9.76%
Common	Yale Simpson (2)	1,863,250	9.94%
Common	Douglas Scheving (3)	176,900	0.99%
Common	Michael McPhie (4)	100,000	0.56%
Common	Paul MacNeill (5)	1,045,000	5.63%
Common	Robert Harley (6)	176,606	0.99%
Common	Cecil Bond (7)	Nil	Nil
Common	Jerry Perkins (8)	35,152	0.20%
Common	Susan McLeod	Nil	Nil

	Total Officers and Directors	5,237,158	28.07%

(1)

Of these shares, 500,000 represent share purchase options and 552,250 represent currently exercisable common stock purchase warrants.

(2)

Of these shares, 500,000 represent share purchase options and 456,250 represent currently exercisable common stock purchase warrants.

(3)

Of these shares, 130,000 represent share purchase options.

(4)

Of these shares, 100,000 represent share purchase options.

(5)

Of these shares, 350,000 represent share purchase options; 165,000 represent currently exercisable common stock purchase warrants; 265,000 are common shares and 265,000 represent currently exercisable common stock purchase warrants registered in an account in the name of National Bank Financial of which Mr. MacNeill is the beneficial owner.

(6)

Of these shares, 100,000 represent share purchase options.

(7)

Mr. Bond has been conditionally granted 300,000 share purchase options which are subject to shareholder approval and approval by the TSX Venture Exchange.

(8)

Mr. Perkins has been conditionally granted 100,000 share purchase options which are subject to shareholder approval and approval by the TSX Venture Exchange.

**   Based on 17,795,179 common shares issued and outstanding as of May 31, 2005 and stock options and warrants held by each beneficial holder exercisable within sixty days. Stock options held are detailed in Table Number 11, “Stock Options Outstanding”.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of five persons and/or companies who it believes beneficially own 5% or more of the Company’s voting securities.

Person/Company	Number of securities held	% of outstanding #
Bryce Roxburgh (1)	1,839,750	9.76%
Yale Simpson (2)	1,863,250	9.94%
Paul MacNeill (3)	1,045,500	5.63%
EH&P Investments (4)	1,050,000	5.80%
Mary Jean Garlan (5)	1,321,575	7.30%

(1)

Of these shares 500,000 represent share purchase options and 552,250 represent currently exercisable common stock purchase warrants.

(2)

Of these shares, 500,000 represent share purchase options; 456,250 represent currently exercisable common stock purchase warrants.

(3)

Of these shares, 350,000 represent share purchase options; 165,000 represent currently exercisable common stock purchase warrants; 265,000 are common shares and 265,000 represent currently exercisable common stock purchase warrants registered in an account in the name of National Bank Financial of which Mr. MacNeill is the beneficial owner.

(4)

Of these shares, 300,000 represent common stock purchase warrants. EH&P Investments is a private investment company wholly-owned by Mr. Erwin Haas of Switzerland.

(5)

Of these shares, 301,500 represent common stock purchase warrants.

# based upon 17,795,179 common shares outstanding as of May 31, 2005.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In 2003, Paul Ray, the former President of the Company, was paid Administrative Fees of $12,000 (2002 - $39,747; 2001 - $39,349; 2000 - $36,000) through a private company, Limehall Pty., which is wholly owned by Mr. Ray. The Company also paid Mr. Ray $4,580 (2002 - $13,687; 2001 - $13,400; 2000 - $15,600) for office rent. In 2003, the management of the Company changed and all amounts believed owed between the Company and Mr. Ray were settled. Subsequently, it was discovered that Mr. Ray had received $17,764 which had not been taken into account during the final accounting.  Management deemed it prudent to write-off this amount as a bad debt during the year ended December 31, 2003. There were no payments to Mr. Ray in Fiscal 2004. Administrative Fees consisted of fees paid for managing the Compans’s affairs and pursuing opportunities for the Company.

During the year ended December 31, 2004, Douglas Scheving, a Director and former Corporate Secretary of the Company, was paid $20,250 (2003 - $35,031; 2002 - $36,000; 2001 - $36,000; 2000 - $36,000) in Administrative Fees. Mr. Scheving was also paid $Nil (2003 - $5,818; 2002 - $5,850; 2001 - $5,850; 2000 - $5,850) for rent for office. Administrative Fees consisted of fees paid for maintaining corporate records including statutory and regulatory filings.

In 2004, fees for Geological Consulting totaling $97,490 (2003 - $30,000; 2002 - $Nil) and Administrative Consulting Fees of $50,000 (2003 - $Nil; 2002 - $Nil) were paid or accrued to Rowen Company Limited for the services of Bryce Roxburgh, the President and CEO of the Company. Administrative Fees consisted of amounts paid as a bonus for Company performance.

In 2004, fees for Geological Consulting totaling $Nil (2003 - $6,000; 2002 - $Nil), share issue costs totaling $Nil (2003 - $27,500; 2002 - $Nil), deferred share issue costs totaling $Nil (2003 - $10,000; 2002 - $Nil) and management fees totaling $88,000 (2003 - $4,000; 2002 - $Nil) were paid or accrued to a corporation controlled by Yale Simpson, the Chairman of the Company.

Rent totaling $28,093 (2003 - $Nil; 2002 - $Nil) was paid to Tournigan Gold Corporation, a public corporation for which Yale Simpson, Chairman of the Company, serves as a director.

Exploration and Development costs totaling $118,497 (2003 - $78,559; 2002 - $Nil) were paid to Robert Harley, Vice-President of Exploration.

Legal Fees totaling $92,775 (2003 - $13,316; 2002 - $Nil) and share issue costs of $16,969 (2003 - $3,750; 2002 - $Nil) were paid to MacNeill Law, a private corporation controlled by Paul MacNeill, a Director of the Company, and which employs Susan McLeod, the Corporate Secretary of the Company.

Administrative Consulting Fees totaling $19,975 (2003 - $Nil; 2002 - $Nil) were paid or accrued to a Corporation controlled by David Simpson, the former Chief Financial Officer of the Company. Administrative Fees consisted of fees paid for accounting services.

Administrative Consulting Fees totaling $41,190 (2003 - $Nil; 2002 - $Nil) were paid or accrued to Nancy La Couvee, the former Corporate Secretary of the Company. Administrative Fees consisted of fees paid for corporate secretarial and administrative assistance.

During 2003, the Company entered into two option agreements for the right to acquire Cognito, from Rowen, a private Hong Kong company, for $25,000 cash and the issuance of 1,600,000 common shares of the Company. Bryce Roxburgh is the beneficial owner of a 50% interest in Cognito and, subsequent to the Company entering into the option agreement to acquire the initial 50% interest in Cognito, was named President and a Director of Exeter.

During 2003, the Company acquired 100% of Estelar Ltd., which owns the rights to 4 mineral exploration properties in Argentina, subject to a 2% NSR payable to AMD, the previous owners of the properties. In consideration of the acquisition, the Company issued 1,000,000 common shares. Yale Simpson as majority owner of Estelar received 713,000 common shares of the Company for his interest. Subsequent to the acquisition of Estelar, Mr. Simpson was named Chairman and a Director of the Company.

In April 2003, the Company issued common shares at a deemed price of $0.165 per share to settle certain outstanding debts of the Company. Several non-arms length parties or insiders received common shares in the settlement agreement. Paul Ray, former President and director, received 393,813 common shares to settle debt owed of $64,979.19 which was due for outstanding consulting fees, rent and certain other Company expenses paid by Mr. Ray. Douglas Scheving, a director and former Corporate Secretary of the Company, received 473,167 common shares to settle debt owed of $78,072.70 which was due for Administrative Fees, and certain Company expenses paid by Mr. Scheving. Michael Callaghan, former Corporate Secretary, received 107,575 common shares to settle debt owed of $17,750 owed for preparation and construction of the Company’s website. Robert Harley received 76,606 common shares to settle debt of $12,640 owed for consulting work related to preparation of reports on the La Cabeza project and editing of the Company’s website. At the time of the settlement, Mr. Harley was a consultant to the Company, but subsequent to the settlement, he was appointed as an officer of the Company.

Pursuant to a Private Placement which closed July 22, 2003, the Company paid Finder’s Fees of $17,500 cash to Yale Simpson and $3,750 to Paul MacNeill. Subsequent to the announcement of the Private Placement, Mr. Simpson became a Director of the Company. Subsequent to the closing of the Private Placement, Mr. MacNeill became a Director of the Company. Pursuant to a Private Placement which closed October 30, 2003, the Company paid Finder’s Fees of $5,000 cash to Yale Simpson.

On November 8, 2004, the Company closed a non-brokered private placement of 1,400,000 units at a price of $1.00 per unit. Company directors Bryce Roxburgh (246,000 units), Paul MacNeill (265,000 units) and Yale Simpson (220,000 units) participated in the placement. A portion of this placement was funded by the proceeds of an arranged sale of 1,150,000 common shares at a price of $1.05 per share through the facilities of the TSX Venture Exchange by sellers which included the Company’s directors.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of MacKay LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes in financial condition of the Company since the most recent financial statements dated December 31, 2004 other than described below:

-

In April 2005, the Company closed the private placement of 1,907,667 common share units at a price of $1.20 per unit. Each unit consists of one common share and one-half of a common share purchase warrant. Each full warrant is exercisable into one common share at a price of $1.35 until April 8, 2006. Gross proceeds from this placement was $2,289,200.

Item 9. The Offer and Listing

As of December 31, 2004, the authorized capital of the Company consisted of 100,000,000 common shares without par value, and there were 15,356,387 common shares outstanding as of that date.  Subsequent to December 31, 2004 following the closing of the private placement in April 2005 and the exercise of options and warrants, there were 17,765,179 common shares outstanding at May 31, 2005.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

On April 12, 2005, the Company’s investigation into the registered and beneficial common shareholders showed over 200 Canadian shareholders holding 14,831,870 common shares, or 94% of the total issued and outstanding common shares. The Company found 2 holders resident in the United States holding 308,903 common shares, or 1.96% of the total issued and outstanding shares. 10 holders were resident in other nations holding 640,364 common shares, or 4.04% of the total issued and outstanding shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 250 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The Company's common shares are listed for trading on the TSX Venture Exchange in, Canada. under the stock symbol “XRC” and on the Frankfurt Stock Exchange in Germany under the symbol “EXB”. The Company’s CUSIP number is #301835104.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last six months, the last twelve fiscal quarters and for the last five fiscal years ended December 31, 2004.

Table No. 9

TSX Venture Exchange

 Common Shares Trading Activity

Period	Volume	Share Sales – CDN$
		High	Low	Close
May 05	458,254	$1.23	$0.90	$0.92
Apr-05	631,515	$1.20	$0.90	$0.90
Mar-05	1,257,691	$1.30	$1.11	$1.20
Feb-05	503,176	$1.35	$1.08	$1.29
Jan-05	925,161	$1.39	$1.20	$1.32
Dec-04	651,578	$1.54	$1.23	$1.32

Three Months Ended 3/31/05	2,840,928	$1.39	$1.08	$1.20
Three Months Ended 12/31/04	4,064,195	$1.67	$0.87	$1.32
Three Months Ended 9/30/04	1,659,601	$1.24	$0.89	$0.90
Three Months Ended 6/30/04	1,675,480	$1.63	$0.71	$0.85

Three Months Ended 3/31/04	1,323,980	$1.40	$0.91	$1.20
Three Months Ended 12/31/03	4,144,949	$1.25	$0.54	$1.08
Three Months Ended 9/30/03	116,947	$0.65	$0.29	$0.65
Three Months Ended 6/30/03	17,700	$0.39	$0.24	$0.32

Three Months Ended 3/31/03	24,050	$0.30	$0.22	$0.28
Three Months Ended 12/31/02	7,080	$0.30	$0.18	$0.22
Three Months Ended 9/30/02	-	$0.30	$0.20	$0.30
Three Months Ended 6/30/02	-	$0.40	$0.30	$0.30

Fiscal Year Ended 12/31/04	8,775,956	$1.67	$0.71	$1.32
Fiscal Year Ended 12/31/03	4,303,666	$1.25	$0.22	$1.08
Fiscal Year Ended 12/31/02	-	$0.40	$0.18	$0.22
Fiscal Year Ended 12/31/01	-	$1.00	$0.30	$0.30
Fiscal Year Ended 12/31/00	-	$2.50	$0.90	$1.00

#All stock price trading data for dates before October 10, 2002 have been adjusted to reflect a 1 for 10 reverse stock split. Trading volumes prior to December 31, 2002 have not been provided as volumes were minimal as the Corporation was largely inactive in 2002 and 2001.

In May 2004, the Company acquired a listing on the Frankfurt (Germany) Stock Exchange under the symbol EXB. Table No. 9A details the common stock trading volume, high, low and closing sales prices on the Frankfurt Exchange for each month since its listing.

Table No. 9A

Frankfurt Stock Exchange

 Common Shares Trading Activity

Period	Sales of Shares - Euros
	High	Low	Close

April 2005	0.88	0.71	0.73
March 2005	0.84	0.72	0.81
February 2005	0.87	0.68	0.75
January 2005	0.87	0.75	0.80
December 2004	1.03	0.70	0.72
November 2004	1.10	0.65	0.95
October 2004	0.73	0.54	0.71
September 2004	0.58	0.45	0.50
August 2004	0.65	0.53	0.60
July 2004	0.73	0.54	0.57
June 2004	0.62	0.47	0.59
May 2004	0.65	0.52	0.53

Table No. 10 lists, as of May 31, 2005, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table 10

Share Purchase Warrants Outstanding

Number	Exercise Price	Expiry Date

1,345,000	$ 0.75	October 30, 2005
1,400,000	$ 1.35	November 18, 2006
953,834	$ 1.35	April 8, 2006
3,698,834

Except for the stock options, reflected in Table 11 Stock Options Outstanding, and share purchase warrants described above, there are no other outstanding options, warrants or other rights to purchase securities of the Issuer to which the Issuer is party.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“TSX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX is located in Calgary and the operations office is located in Vancouver.

The TSX is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX members, listed companies and investors. TSX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (“QTRS’s”) and alternative trading systems (“ATS”) and their participants in Canada that contract with RS for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the UMIR and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, delists and other enforcement actions.  All TSX notices can be found on the TSE/TSX website at www.tsx.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

European Listing

In May, 2004 the Company’s shares began trading on the Frankfurt Exchange under the symbol “EXB”. The Company believes the addition of a European listing, in conjunction with the TSX Venture Exchange is a positive corporate development in its efforts in creating greater worldwide exposure for the Company and its Gold exploration properties.

United States Market

The Company is subject to the reporting obligations and requirements under the Exchange Act of 1934. However, as a Foreign Private Issuer, the Company will be exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act, which includes the Proxy Rules of Section 14 and the Short-Swing Profit Rules of Section 16.

Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

The Company has, in part, financed its operations through the issuance of common shares through private placements and the exercise of common stock purchase warrants and options. The sales of the Company’s common shares during the last 3 fiscal years and subsequent to December 31, 2004 are as follows:

On April 18, 2005, the Company announced that it had closed the private placement of 1,907,667 common stock units at a price of $1.20 per unit. Each unit consisted of one common share and one common share purchase warrant, with each full warrant exercisable at a price of $1.35 per unit until April 8, 2006. Gross proceeds were $2,289,200. As Finder’s Fees for the placement, the Company paid $75,000 to Haywood Securities Inc.; $34,450 to Capitalfirst Inc.; $6,000 to Bolder Investment Partners; $1,200 to Dundee Securities Corp.; and $600 to Canaccord Capital Corp.

In addition, subsequent to December 31, 2004, the Company issued 330,000 common shares for proceeds of $74,350 on the exercise of warrants and 171,125 common shares for proceeds of $132, 266 on the exercise of stock options.

On November 18, 2004, the Company closed the private placement of 1,400,000 common stock units at a price of $1.00 per unit for total gross proceeds of $1,400,000. Each unit consisted of one common share and one common share purchase warrant, exercisable at a price of $1.35 until November 18, 2006. As Finders Fees for the placement, the Company paid $55,000 cash to Capital First Inc. and $21,500 cash to Haywood Securities Inc.

On January 21, 2004, the Company completed a private placement of 4,000,000 units at a price of $1.00 per unit for gross proceeds of $4,000,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each warrant was exercisable into one common share at price of $1.35 until April 12, 2005. The warrants had a forced conversion feature that in the event the Company’s common stock trades at or about a price of $1.75 for 10 consecutive trading days, the warrant holder had 30 days to exercise the warrants or they would expire unexercised. As Finders Fees for the placement, the Company issued 367,700 warrants, exercisable on the same terms as above, and paid $221,290 cash. Capitalfirst Inc. received $67,750 cash and 135,500 warrants; Erwin Haas received $22,500 and 45,000 warrants; Dundee Securities received $4,550 and 6,500 warrants; and Haywood Securities received $126,490 and 180,700 warrants. The warrants expired unexercised on April 12, 2005.

Upon the exercise of options, in 2004 the Company issued 35,000 shares for proceeds of $14,175.  Pursuant to the exercise of warrants, the Company issued a total 1,408,550 common shares in 2004 for proceeds $669,542.

In 2003, the Company issued 60,000 shares at a price of $0.22 per share for a total consideration of $13,200 for the exercise of options. The Company also issued 345,000 shares in 2003 for the exercise of share purchase warrants as follows: 170,000 shares at a price of $0.25 per share for a total consideration of $42,500; and 175,000 shares at a price of $0.20 per share for a total consideration of $35,000.

In the year ended December 31, 2003, the Company settled all of its outstanding debt through the issue of shares for debt. Debts totaling $189,642 were settled in exchange for 1,149,343 shares at a price of $.165 per share. In payment, the former President of the Company received 393,813 shares and a director and former Corporate Secretary of the Company received 473,167 shares. (see Related Party Transactions.) Other arms’ length creditors received the balance of 282,363 shares.

On October 29, 2003, the Company completed a private placement of 1,345,000 units at a price of $0.53 per unit for gross proceeds of $712,850. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $0.75 per share until October 30, 2005.

On July 22, 2003, the Company completed a private placement of 1,290,000 units at a price of $0.25 per unit for gross proceeds of $322,500. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $0.25 until July 22, 2004 (exercised). As finder’s fees, $3,750 cash was paid to Paul MacNeill and $17,500 cash was paid to Yale Simpson.

On March 31, 2003, the Company completed a private placement of 155,000 units at a price of $0.165 per unit for gross proceeds of $25,575. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.22 until March 31, 2005 (exercised).

On March 6, 2003, the Company completed a private placement of 350,000 units at a price of $0.15 per unit for gross proceeds of $52,500. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $0.20 until March 6, 2004 or at a price of $0.23 until March 6, 2005 (exercised).

No United States residents have participated in any of the Company’s Private Placements.

Over the last 5 years, the Company has issued 3,766,843 common shares, or 28.2% of the currently issued and outstanding shares, for assets other than cash. These issuances include 1,149,343 shares issued pursuant to settlement of outstanding debts, 2,600,000 for acquisition of mineral exploration property interests, and 17,500 for Finder’s Fees.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors, Employees and Consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange and British Columbia Securities Commission guidelines and are priced on the day on which the Directors grant the stock options. The maximum term of each stock option does not exceed five years, or 10 years for a Tier 1 issuer on the Exchange.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of May 31, 2005, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Optionee Name	Number of Shares of Common Stock	CDN$ Exercise Price	Expiry Date

Bryce Roxburgh	60,000 82,000 358,000	$0.22 $0.405 $1.08	03/20/08 08/15/08 01/21/09

Yale Simpson	47,000 93,000 360,000	$0.22 $0.405 $1.08	03/20/08 08/15/08 01/21/09

Douglas Scheving	60,000 60,000 10,000	$0.22 $1.08 $1.41	03/20/08 01/21/09 04/07/09

Paul MacNeill	100,000 250,000	$0.045 $1.08	8/15/08 01/21/09

Michael McPhie	100,000	1.00	10/08/09

Susan McCleod	Nil	N/A	N/A

Cecil Bond (1)	Nil	N/A	N/A

Robert Harley	80,000 20,000	$0.405 $1.08	08/15/08 01/21/09

Jerry Perkins (1)	Nil	N/A	N/A

Total Officers and Directors (9 persons)	1,680,000
Total Employees and Consultants (11 persons)	558,000
Total Officers/Directors/Employees and Consultants	2,238,000

(1) 300,000 and 100,000 stock options exercisable at $1.20 per share for 5 years have been conditionally granted to Mr. Bond and Mr. Perkins respectively, but have not yet been approved by the TSX Venture Exchange. An additional 225,000 stock options have been conditionally granted to employees.

Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”). The essential elements of the Plan are as follows. The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the plan may not exceed 3,067,917. Subsequent to the ratification of the Plan, the Company has applied for shareholder approval to increase its authorized options grantable under the Plan to 3,573,810. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Options granted under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest on the award date, and one-eighth shall vest every three months thereafter.

A copy of the Proxy and Information Circular, including a summary of the Plan, which was approved by the shareholders at the Company’s annual general meeting on June 16, 2004, is included as an exhibit to this Registration Statement.

Except for the stock options described above and share purchase warrants described in Table 10, Share Purchase Warrants Outstanding, there are no other outstanding options, warrants or other rights to purchase securities of the Issuer to which the Issuer is party.

Memorandum and Articles of Association

The Company is incorporated under the laws of British Columbia and is governed under the Company Act of British Columbia (“The Company Act” or “The Act”).

The Memorandum and Articles of the Company (the “Articles”) do not address the Company’s objects and purposes and there are no restrictions on the business the Company may carry on in the Articles of Incorporation.

A Director may not vote in respect of the approval of any contract or transaction with the Company in which he is interested, or is a shareholder, director or officer of such other company, corporation or association.

Part 8 of the Articles details the Directors’ borrowing powers. The Directors may from time to time on behalf of the Company:

(a)

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b)

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c)

Mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors.

A Director is not required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

There are no specified limits upon a director’s ability to hold any office or place of profit with the Company in conjunction with his office of director. Directors are repaid such reasonable traveling, hotel and other expenses as they may incur in conducting the business of the Company. If any director performs extra services for the Company, he is entitled to receive remuneration fixed by the Board of Directors or the Company at a general meeting.

The Company indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether or not it is brought by the Company or civil, criminal or administrative, by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent. This coverage is against all costs, charges and expenses, including legal fees and any amount paid to settle the action or proceeding or satisfy a judgment, if he acted honestly and in good faith with a view to the best interest of the corporation and exercised the care, diligence and skill of a reasonably prudent person and had reasonable grounds for believing that his conduct was lawful. No indemnification will be made except to the extent approved by the Supreme Court of British Columbia pursuant to the Company Act or any other statute. The Company indemnifies any person other than a director in respect of any loss, damage, cost, or expense whatsoever incurred by him while acting employee or agent for the Company unless such loss, damage, cost or expense arises out of failure to comply with instructions, or the willful act, default or fraud by or of such person, in which case the Company only indemnifies such person if the directors so decide or the Company directs by ordinary resolution.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act.  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company Act of British Columbia contains provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b. giving financial assistance under certain circumstances;

c. certain conflicts of interest by Directors;

d. disposing of all/substantially all of Company's undertakings;

e. removing Director before expiration of his term of office;

f. certain alterations of share capital;

g. changing the Company name;

h. altering any restrictions on the Company's business;

i. certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Article 9.2 of the Articles, and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22 of the Articles, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s Articles, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

Material Contracts

The Company is currently a party to six contracts, listed below, which management considers to be material to the Company and its assets and operations.

1.  Agreement dated January 18, 2003, between the Company, Cognito and Rowen regarding the acquisition of an option to acquire a 50% interest in Cognito from Rowen. To acquire the option, Exeter paid to each of the beneficiaries of Rowan, Bryce Roxburgh and John Haggman, 400,000 common shares of Exeter. In order to exercise its option to acquire the 50% interest in Cognito the Company is required to incur exploration and development expenditures on the La Cabeza project of US$3,000,000 by March 2007, of which a minimum of US$1,500,000 is required to be spent by March 2006. Exeter is also bound by the underlying Cognito-Carotti Agreement (as described under Material Contract #3 below). The agreement is considered to be with a non-arms length party as Bryce Roxburgh was appointed as President and Director of Exeter subsequent to the signing of the agreement.

2.  Agreement dated April 30, 2003, between the Company, Cognito and Rowen regarding the Company’s acquisition of the option to acquire the remaining 50% interest in Cognito, from Rowen. To acquire the option Exeter paid C$25,000 to Rowen and issued an additional 400,000 common shares to each of the beneficiaries of Rowen, Bryce Roxburgh and John Haggman.  To exercise its option to acquire the remaining 50% interest in Cognito the Company must, within 30 days of the earlier of incurring the expenditure of US$3 million on the property or the completion of a bankable feasibility study, make further payment to Rowen of either:

a)  CDN$2.5 million cash, or at the Company’s election,

b)  2.5 million common shares of Exeter, adjusted for any consolidation or share splits.

The agreement is considered to be with a non-arms length party as Bryce Roxburgh is President and Director of Exeter.

3.  Agreement amongst Cognito, and Martin Antonio Carotti and Claudia Viviana Rubenstein, the vendors of the La Cabeza property dated February 7, 2003. pursuant to which Cognito has the option to acquire the La Cabeza property, subject to a 3.5% NSR which may be bought for US$1million, by making annual cash payments totaling US$525,000 as follows:

-

US$5,000 due December 15, 2002 (paid CAN$7,889);

-

US$15,000 on or before December 15, 2003 (paid CAN$19,961);

-

US$25,000 on or before December 15, 2004; (paid CAN$30,994)

-

US$35,000 on or before December 15, 2005;

-

US$45,000 on or before December 15, 2006; and

-

US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

The Company may terminate the payments described above upon making a development decision in respect of the project; provided that production at the project must commence within two years.

4.  Agreement amongst the Company, Yale Simpson and Sofisco Nominees Limited, the owners of Estelar Resources Limited, a British Virgin Islands corporation, dated May 2003 regarding the acquisition of a 100% interest in Estelar by the Company. In consideration of the acquisition, the Company agreed to issue 1,000,000 common shares to Yale Simpson (713,000 common shares) and to Sofisco Nominees Limited (287,000 common shares). The Acquisition is considered to be “non-arms length” as Mr. Simpson was appointed Chairman and a Director of the Company subsequent to the acquisition.

5.  Agreement dated October 1, 2003, between Estelar and Minera Rio de la Plata S.A. (“MRP”) regarding the acquisition of an option to acquire 3 mineral exploration properties, subject to a 2% NSR which may be purchased for C$750,000; namely the Agua Nueva, La Ramada and Rosarita South Projects (comprised of forty-five mineral concessions). To acquire a 100% interest in the properties, the Company is required to make cash payments totaling $440,000 as follows:

-

$5,000 on signing of the Agreement; (paid)

-

$7,500 on or before October 1, 2004; (paid)

-

$12,500 on or before October 1, 2005;

-

$20,000 on or before October 1, 2006;

-

$25,000 on or before October 1, 2007;

-

$30,000 on or before October 1, 2008;

-

$40,000 on or before October 1, 2009; and

-

$50,000 on or before October 1 of each year thereafter to 2015.

In the event a decision is made to build and operate a mine on any of the projects, the Company is not obliged to make any remaining option payments subsequent to the date of that decision.

There are no exploration expenditure commitments on any of the properties.

6. By an Exploration and Option Agreement dated December 30, 2003, between Estelar and CVSA, the Company may acquire a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions) located in the Santa Cruz, Chubut and Rio Negro Provinces of Argentina for consideration of:

-

Cash payments totaling US$100,000 as follows:

-

US$75,000 on or before March 30, 2004 (paid); and

-

US$25,000 on or before September 30, 2004. (paid)

-

Incurring exploration expenditures totalling US$3,000,000 as follows:

-

US$250,000 on or before December 30, 2004; (incurred)

-

US$250,000 on or before December 30, 2005;

US$250,000 on or before December 30, 2006

-

US$750,000 on or before December 30, 2007;

-

US$750,000 on or before December 30, 2008; and

-

US$750,000 on or before December 30, 2009.

Once the Company has incurred exploration expenditures of US$3,000,000 on any one of the projects, the vendor retains the right to buy back a 60% interest in that project by paying the company 2.5 times the Company's exploration expenditures on the project and funding the project to a bankable feasibility study. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing the Company's share of mine development costs. Should the vendor elect not to exercise its back in right, its interest will revert to a 2% NSR on that project.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

Except as discussed in Item #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Shares constitute “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors for its financial statements for the years ended December 31, 2003 and 2002 was Jones Richards & Company, Certified General Accountants, 900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7. Jones Richards merged with MacKay LLP in January 2005 and assumed the MacKay name. Therefore, the auditor for the fiscal year ended December 31, 2004 is MacKay LLP. Their audit reports for the years ended December 31, 2004, 2003 and 2002 are included with the related financial statements in the Registration Statement with their consent filed as an exhibit.

Documents on Display

Copies of the documents named in this Registration Statement can be inspected at the Company’s offices in Vancouver, British Columbia.

Item 11.  Disclosures about Market Risk

The Company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Exeter’s market risks are minimal. The Company does, however, have future property payments due in United States currency. As a Canadian Company, Exeter’s cash balances are kept primarily in Canadian funds. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

Not Applicable

Item 16A. Audit Committee Financial Expert

Not Applicable

Item 16B. Code of Ethics

Not Applicable

Item 16C. Principal Accountant Fees and Services

Not Applicable

Item 16D. Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 17 to the December 31, 2004 audited financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of MacKay LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The report of MacKay LLP, Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report, dated April 13, 2005

Consolidated Balance Sheets at December 31, 2004, 2003 and 2002.

Consolidated Statements of Operations for the years ended December 31, 2004, 2003, and 2002.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002.

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2003, and 2002.

Notes to Consolidated Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts – all previously filed

   a. Agreement between the Company and Cognito Limited and Rowen Limited regarding the acquisition of a 50% interest in Cognito by the Company dated January 18, 2003.

   b. Agreement between the Company and Cognito Limited and Rowen Limited regarding the acquisition of a further 50% interest in Cognito by the Company dated April 30, 2003.

   c. Agreement between Cognito Limited and Martin Antonio Carotti and Claudia Viviana Rubenstein regarding the option of the La Cabeza property dated February 7, 2003.

   d. Agreement between the Company and Yale Simpson and Sofisco Nominees Limited regarding the purchase of a 100% interest in Estelar Resources Limited dated May 2003.

   e. Agreement between Estelar Resources Limited and Minera Rio de la Plata S.A. regarding the acquisition of an interest in 3 mineral projects by Estelar dated October 1, 2003.

   f.  Agreement between the Company and CVSA dated December 30, 2003.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A

8. List of Subsidiaries

  a.  Cognito Limited, a British Virgin Islands Corporation, the acquisition of which is subject to two option agreements.

  b.  Estelar Resources Ltd., a British Virgin Islands Corporation, which is 100% owned by  the Company.

9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents Information Circular/Management Proxy as of May 6, 2005 Form of Proxy for the Annual General Meeting to be held on June 24, 2005 Auditor Consent dated June 23, 2005 Signature Page

Exeter Resource Corporation
Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2004, 2003 and 2002

#

Auditors' Report

To the Shareholders of Exeter Resource Corporation

We have audited the consolidated balance sheets of Exeter Resource Corporation as at December 31, 2004 and December 31, 2003 and the consolidated statements of operations, cash flows, shareholders’ equity and deferred exploration costs for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and December 31, 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada. April 13, 2005

“MacKay LLP” Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the financial statements. Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended December 31, 2004 in the manner summarized in note 17 to the consolidated financial statements.

“MacKay LLP”

Vancouver, Canada April 13, 2005

Chartered Accountants

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)
December 31,	2004	2003
Assets		(note 16)
Current Cash and cash equivalents (notes 2 and 6) Other receivables and prepaid expenses Goods and services tax recoverable Share subscription receivable Deferred share issue costs	$ 2,458,873 20,255 16,124 22,680 -	$ 3,485,036 4,478 6,210 - 26,969
Property, plant and equipment (notes 2 and 7) Mineral properties and deferred costs (notes 2 and 8)	2,517,932 139,003 3,812,340	3,522,693 27,386 971,389
	$ 6,469,275	$ 4,521,468
Liabilities Current Accounts payable and accrued liabilities Due to related parties (note 9)	$ 89,167 133,187	$ 35,759 104,073
	222,354	139,832
Share Capital and Deficit Share capital (note 10) Share subscription advances (note 10) Contributed surplus (note 10) Deficit	14,078,259 - 378,003 (8,209,341)	8,351,774 2,876,980 91,127 (6,938,245)
	6,246,921	4,381,636
	$ 6,469,275	$ 4,521,468

Approved by the Directors:

“Yale Simpson”

Director

“Bryce Roxburgh”

Director

Exeter Resource Corporation

Consolidated Statements of Operations (Expressed in Canadian Dollars)

For the years ended December 31,	2004	2003	2002
Expenses		(note 16)	(note 16)
Accounting and audit	$ 35,359	$ 16,642	$ 8,256
Amortization	12,658	2,958	1,360
Bad debt (note 11k)	-	17,764	-
Bank charges	5,488	1,313	1,877
Consulting	85,198	10,970	-
Investor relations	296,437	-	-
Legal fees	79,632	42,470	24,334
Loss on disposal of property, plant and equipment	-	3,801	-
Loss on write-off of mineral properties	85,965	40,835	-
Management fees	132,000	51,031	77,432
Office and miscellaneous	30,442	2,161	2,253
Property examination costs	59,409	49,661	1,500
Rent	19,791	12,398	19,537
Stock-based compensation	269,196	95,555	-
Stock exchange listing and filing fees	51,891	23,344	8,216
Telecommunications	8,552	2,751	13,981
Transfer agent	10,951	5,233	4,286
Travel and promotion	100,754	15,069	13,896
	1,283,723	393,956	176,928
Interest income	(48,865)	(2,362)	(104)
Loss before other items Other items	1,234,858	391,594	176,824
Loss on sale and write-down of marketable securities	-	-	283,540
Loss (gain) on conversion of foreign cur[r]encies	36,238	(6,348)	392
Loss for the year	$ 1,271,096	$ 385,246	$ 460,756
Basic and diluted loss per share	$ (0.10)	$ (0.09)	$ (0.38)
Weighted average common shares outstanding	12,917,420	4,505,764	1,200,994

Exeter Resource Corporation

Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)

For the years ended December 31, 2004		2003	2002
Operating activities Loss for the year $ (1,271,096)		$ (385,246)	$ (460,756)
Adjustments: Amortization	12,658	2,958	1,360
Bad debt	-	17,764	-
Incorporation costs included in legal expense	-	187	-
Loss on disposal of property, plant and equipment	-	3,801	-
Loss on write-off of mineral properties	85,965	40,835	-
Stock-based compensation	269,196	95,555	-
Loss on sale and write-down of marketable securities	-	-	283,540
Loss (gain) on conversion of foreign currencies	36,238	(6,348)	392
	(867,039)	(230,494)	(175,464)
Changes in non-cash working capital items: Other receivables and prepaid expenses	(15,777)	(4,478)	-
Goods and services tax recoverable	(9,914)	(4,678)	(638)
Accounts payable and accrued liabilities	53,408	201,197	16,952
Due to related parties	29,114	(38,416)	72,248
	(810,208)	(76,869)	(86,902)
Financing activities Issue of share capital for cash	3,184,057	1,177,893	-
Share issue costs	(312,583)	(40,968)	-
Deferred share issue costs	-	(26,969)	-
Share subscription advances	-	2,876,980	26,232
	2,871,474	3,986,936	26,232
Investing activities Proceeds on sale of marketable securities	-	34,800	66,634
Acquisition costs of property, plant and equipment	(164,206)	(32,532)	-
Acquisition of mineral properties	(167,894)	(63,578)	-
Deferred exploration costs, net of amortization and property examination costs	(2,719,091)	(391,458)	-
	(3,051,191)	(452,768)	66,634
Gain (loss) on conversion of foreign cur[r]encies	(36,238)	6,348	(392)
Net increase (decrease) in cash and cash equivalents	(1,026,163)	3,463,647	5,572
Cash and cash equivalents, beginning of year	3,485,036	21,389	15,817
Cash and cash equivalents, end of year	$ 2,458,873	$ 3,485,036	$ 21,389
Supplemental cash flow information (note 12)

Exeter Resource Corporation

Consolidated Statements of Shareholder’s Equity (Expressed in Canadian Dollars)

  For the year ended December 31, 2004

Issued Share Capital
	Number of Shares	Price Per Share	Amount	Share Subscription Advances	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders Equity (Deficiency)
Balance at December 31, 2001	12,009,939	-	$ 6,439,547	$ -	$ -	$ (6,092,243)	347,304
- Share consolidation on the basis	(10,808,945)	-	-	-			-
of one new share for ten old shares					-	-
- Share subscription advances		-	-	26,232	-	-	26,232
- Net loss for the year		-	-	-	-	-	(460,756)
Balance at December 31, 2002	1,200,994	-	6,439,547	26,232	-	(460,756)	(87,220)
Additions During the Year:						(6,552,999)
Share Issued For:
- Private placement net of share
issue costs of $2,625	350,000	$ 0.15	49,875	(26,232)	-	-	23,643
- Finder’s fee	17,500	$ 0.15	2,625	-	-	-	2,625
- Acquisition of Cognito	800,000	$ 0.15	120,000	-	-	-	120,000
- Private placement	155,000	$ 0.165	25,575	-	-	-	25,575
- Settlement of debt	1,149,343	$ 0.165	189,642	-	-	-	189,642
Private placement net of share issue costs of $31,904	1,290,000	$ 0.25	290,596	-	-	-	290,596
- Acquisition of Estelar	1,000,000	$ 0.235	235,000	-	-	-	235,000
- Acquisition of Cognito	800,000	$ 0.25	200,000	-	-	-	200,000
- Exercise of stock options	60,000	$ 0.22	13,200	-	-	-	13,200
- Contributed surplus allocated on
exercise of stock options		-	4,428	-	(4,428)	-	-
- Private placement net of share
issue costs of $9,064	1,345,000	$ 0.53	703,786	-	-	-	703,786
- Exercise of warrants	175,000	$ 0.20	35,000	-	-	-	35,000
- Exercise of warrants	170,000	$ 0.25	42,500	-	-	-	42,500
- Share subscription advances		-	-	2,876,980	-	-	2,876,980
- Stock-based compensation		-	-	-	95,555	-	95,555
- Net loss for the year		-	-	-	-	(385,246)	(385,246)
Balance at December 31, 2003	8,512,837	-	8,351,774	2,876,980	91,127	(6,938,245)	4,381,636
Additions During the Year:
- Private placement net of share issue costs of $263,052	4,000,000	$ 1,00	3,736,948	(2,876,980)	-	-	859,968
- Exercise of warrants	1,120,000	$ 0.25	280,000	-	-	-	280,000
- Exercise of warrants	288,550	$ 1.35	389,542	-	-	-	389,542
- Private placement net of share issue costs of $76,500	1,400,000	$ 1.00	1,323,500	-	-	-	1,323,500
- Exercise of stock options	35,000	$ 0.405	14,175	-	-	-	14,175
- Contributed surplus allocated on exercise of stock options			4,756	-	(4,756)	-	-
- Stock-based compensation		-	-	-	269,196	-	269,196
-Agents warrants		-	(28,046)	-	28,046	-	-
- Contributed surplus allocated on exercise of agents warrants	-	-	5,610	-	(5,610)	-	-
- Net loss for the year	-	-	-	-	-	(1,271,096)	(1,271,096)
Balance at December 31, 2004	15,356,387		$ 14,078,259	$ -	$ 378,003	$(8,209,341)	$ 6,246,921

Exeter Resource Corporation

Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)

	La Cabeza	CVSA		2004
For the year ended December 31, 2004	Project	Properties	Other	Total
Exploration costs Amortization	$ 7,784	$ 31,984	$ 163	$ 39,931
Assays	100,950	38,739	7,159	146,848
Consultants and contractors	203,238	204,570	41,817	449,625
Drilling	501,032	131,968	-	633,000
Engineering	64,846	-	-	64,846
Environmental	11,105	1,326	1,414	13,845
Field equipment and supplies	209,501	46,850	9,622	265,973
Field office and miscellaneous	14,434	12,048	5,069	31,551
Geological surveying	175,770	69,912	4,824	250,506
Geophysics	3,648	-	32,643	36,291
IVA tax	131,781	67,697	-	199,478
Mendoza operations	26,531	21,351	4,034	51,916
Metallurgical	20,954	-	-	20,954
Recording fees	73,710	101,744	6,657	182,111
Travel	68,920	131,301	27,211	227,432
Wages and benefits	106,158	79,990	17,976	204,124
	1,720,362	939,480	158,589	2,818,431
Property examination costs	-	-	(59,409)	(59,409)
Total costs incurred during the year	1,720,362	939,480	99,180	2,759,022
Balance of costs, beginning of year	232,869	35,528	84,414	352,811
	1,953,231	975,008	183,594	3,111,833
Write-off of costs	-	-	(85,965)	(85,965)
Balance of costs, end of year	$ 1,953,231	$ 975,008	$ 97,629	$ 3,025,868
	La Cabeza	Estelar		2003
For the year ended December 31, 2003	Project	Properties	Other	Total
Exploration costs Accommodations and meals	$ 17,028	$ 3,447	$ 9,274	$ 29,749
Administration and professional	34,587	16,517	5,353	56,457
Amortization	1,744	247	197	2,188
Assays	3,814	6,872	58	10,744
Consultants and contractors	95,649	9,241	59,214	164,104
Field equipment and supplies	1,740	1,137	8,686	11,563
Field office and miscellaneous	19,337	10,510	9,208	39,055
Geological surveying	19,336	42	1,771	21,149
Recording fees	4,566	4,626	24	9,216
Travel	25,695	9,062	18,137	52,894
Wages and benefits	9,373	22,254	14,561	46,188
	232,869	83,955	126,483	443,307
Property examination costs	-	-	(49,661)	(49,661)
Total costs incurred during the year	232,869	83,955	76,822	393,646
Balance of costs, beginning of year	-	-	-	-
	232,869	83,955	76,822	393,646
Write-off of costs	-	-	(40,835)	(40,835)
Balance of costs, end of year	$ 232,869	$ 83,955	$ 35,987	$ 352,811
				8

There were nil exploration costs in the year ended December 31, 2002

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

1.

Nature of Business and Continued Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and, together with its subsidiaries, is engaged in the acquisition, exploration and development of mineral properties located in Argentina.

These financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and the profitable production or disposition of such reserves.

2.

Significant Accounting Policies

a)

Mineral properties and deferred costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may by affected by such defects.

b)

Property examination costs

Property examination costs represent the current costs of evaluating the potential merit of mineral properties in which the Company currently has no continuing interest. If no continuing interest is acquired in the evaluated mineral properties, all related costs are expensed in the year incurred.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

2.

Significant Accounting Policies (continued)

c)

Asset retirement obligations

The Company has adopted the CICA’s new Handbook Section 3110 “asset retirement obligations”, which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

Management of the Company has determined that the adoption of this policy has had no effect in the current year.

d)

Cash and cash equivalents

Cash and cash equivalents include Cashable Guaranteed Investment Certificates valued at cost plus accrued interest.

e)

Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i)

Monetary items, at the rate of exchange prevailing as at the consolidated balance sheet date.

ii)

Non-monetary items, at the historical rate of exchange.

iii)

Deferred exploration and administration costs, at the average during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in the Statements of Operations.

f)

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Canada

Equipment

Declining balance – 20%

Website

Straight-line – 3 years

Computer equipment

Declining balance – 30%

Computer software

Declining balance - 100%

Office equipment

Declining balance - 20%

In the year of acquisition, amortization is recorded at one-half the normal rate on assets located in Canada.

Argentina
Vehicles	Straight-line –	3 years
Equipment	Straight-line –	5 years
Computer equipment	Straight-line –	3 years
Computer software	Straight-line –	2 years

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

2.

Significant Accounting Policies (continued)

g)

Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

h)

Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

i)

Stock-based compensation

The Company has adopted an incentive stock option plan, which is described in note 10.

All stock-based awards are measured and recognized using the fair-value method. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities.

j)

Income taxes

Income taxes are accounted for using the future income tax method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

k)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management judgment is applied are mineral property valuation, valuation of future income tax benefits and contingent liabilities. Actual results could differ from those estimates.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

3.

Financial Instruments

Al significant financial assets, financial liabilities, and equity instruments of the Company are either recognized or disclosed in the financial statements, together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Certain financial instruments of the Company include amounts translated from foreign currencies into Canadian dollars. Listed below are the relevant instruments and the amounts of foreign currencies included in their balances:

Argentina Pesos

Cash

218,267

Accounts receivable

27,628

Accounts payable

(61,514)

Argentina Pesos are translated at CAN$0.4049.

4.

Principles of Consolidation

The consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Estelar Resources Limited	British Virgin Islands	100%
Cognito Limited	Cognito Limited	100%

5.

Investments in Subsidiaries

a)

Cognito Limited (See Note 11i)

By Principles of Agreement dated October 27, 2002, and an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right to earn a 100% interest in Cognito Limited ("Cognito"), a British Virgin Islands corporation. Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty (“NSR”) in the La Cabeza Project. (See note 8a).

The terms of the acquisition of Cognito are as follows:

For the option to acquire an initial 50% interest:

- 800,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

For the option to acquire the second (remaining) 50% interest:

- 800,000 shares of the Company's capital stock (issued at a price of $0.25 per share); and

- $25,000 cash (paid).

Direct costs of the acquisition totalled $2,908.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

6.

Investments in Subsidiaries (continued)

a)

Cognito Limited (See Note 11i) (continued)

In order to exercise its option to acquire the initial 50% interest in Cognito, the Company must either complete a bankable feasibility study or incur aggregate exploration expenditures of US$3,000,000, as follows:

- US$165,000 on or before March 6, 2004 (incurred);

- US$650,000 on or before March 6, 2005 (incurred);

- US$1,500,000 on or before March 6, 2006; and

- US$3,000,000 on or before March 6, 2007.

On the earlier of the completion of the US$3,000,000 expenditures, described above, or a bankable feasibility study, the Company may exercise the option to acquire the remaining 50% interest in Cognito by, at its option, issuing 2,500,000 shares or paying CAN$2,500,000.

Effective July 22, 2003, the Company paid the last of the consideration required to acquire the rights to earn a 100% interest in Cognito. At that date, the fair value of the consideration paid for those rights was $347,908, which has been recorded as mineral properties acquired.

b)

Estelar Resources Limited (See note 11j)

By an agreement dated May 2003, the Company acquired a 100% interest in Estelar Resources Limited (“Estelar”), a British Virgin Islands corporation, for consideration of:

- 1,000,000 shares of the Company’s capital stock (issued at a price of $0.235 per share). Direct costs of the acquisition totalled $2,820.

Effective July 22, 2003, the Company acquired a 100% interest in Estelar. At that date the fair value of the assets acquired were as follows:

Mineral properties

$ 237,820

c)

Golden Glacier Finance Limited

During the prior year, the management of the Company resolved to abandon its 100% interest in Golden Glacier Finance Limited (“GGF”). At the date of disposition, the net assets of GGF and loss on disposition were nil. Net loss for the year to date of disposition was $17,764.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

6.

Cash and Cash Equivalents

	2004	2003
Cash	$ 494,873	$ 3,485,036

Cashable Guaranteed Investment Certificate due November 28, 2005, at cost. Interest accrues at 2.25% per annum.	1,964,000	-
	$ 2,458,873	$ 3,485,036

7.

Property, Plant and Equipment

	Cost	Accumulated Amortization	Net Book Value
			2004	2003
Canada Equipment	$ 31,476	$ 1,730	$ 29,746	$ -
Website	25,898	8,900	16,998	14,792
Computer equipment	18,922	5,071	13,851	9,067
Computer software	1,516	1,516	-	-
Office equipment	933	245	688	-
	$ 78,745	$ 17,462	$ 61,283	$ 23,859
Argentina Vehicles	$ 92,540	$ 30,817	$ 61,723	$ -
Equipment	16,559	5,710	10,849	2,833
Computer equipment	5,677	1,968	3,709	511
Computer software	3,216	1,777	1,439	183
	$ 117,992	$ 40,272	$ 77,720	$ 3,527
	$ 196,737	$ 57,734	$ 139,003	$ 27,386

8.

Mineral Properties and Deferred Costs

2004

	Acquistion Costs	Deferred Exploration Costs	Write-down of Capitalized Costs	Total
a) La Cabeza Project	$ 406,752	$ 1,953,231	$ -	$ 2,359,983
b) Estelar Properties	238,648	97,170	-	335,818
c) MRP Properties	12,500	459	-	12,959
d) CVSA Properteis	128,572	975,008	-	1,103,580
e) Papagallos Properties	-	85,965	(85,965)	-
	$ 786,472	$ 3,111,833	$ (85,965)	$ 3,812,340

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

8.

Mineral Properties and Deferred Costs (continued)

2003

	Acquisition Costs	Deferred Exploration Costs	Write-down of Capitalized Costs	Total
a) La Cabeza Project	$ 375,758	$ 232,869	$ -	$ 608,627
b) Estelar Properties	237,820	83,955	-	321,775
c) MRP Properties	5,000	459	-	5,459
d) CVSA Properties	-	35,528	-	35,528
e) Papagallos Properties	-	40,835	(40,835)	-
	$ 618,578	$ 393,646	$ (40,835)	$ 971,389

There were Nil capitalized costs as at December 31, 2002.

a)

La Cabeza Project (See note 5a)

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% net smelter returns royalty (“NSR”) which may be purchased for US$1 million) in the La Cabeza Project (comprised of seven mineral concessions), located in Mendoza Province, Argentina, for consideration of:

- Cash payments totaling US$525,000, as follows:

-

US$5,000 due December 15, 2002 (paid CAN$7,889);

-

US$15,000 on or before December 15, 2003 (paid CAN$19,961);

-

US$25,000 on or before December 15, 2004 (paid CAN$30,994);

-

US$35,000 on or before December 15, 2005;

-

US$45,000 on or before December 15, 2006; and

-

US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

The Company may terminate the payments described above upon making a development decision in respect to the project; provided that production at the project must commence within two years.

b)

Estelar Properties

The Company has acquired a 100% interest in the Quispe, Rosarita and Uspallata Projects (comprised of twenty-one mining concessions), located in Catamarca and San Juan Provinces, Argentina, for consideration of a 2% NSR.

c)

MRP Properties

By an agreement dated October 1, 2003, the Company may acquire a 100% interest (subject to a 2% NSR which may be acquired for $750,000) in the Agua Nueva, La Ramada and Rosarita South Projects (comprised of forty-five mineral concessions), located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of:

-   Cash payments totaling $440,000, as follows:

-

$5,000 on signing of the Agreement (paid);

-

$7,500 on or before October 1, 2004 (paid);

-

$12,500 on or before October 1, 2005;

-

$20,000 on or before October 1, 2006;

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

8.

Mineral Properties and Deferred Costs (continued)

c)

MRP Properties (continued)

-

$25,000 on or before October 1, 2007;

-

$30,000 on or before October 1, 2008;

-

$40,000 on or before October 1, 2009; and

-

$50,000 on or before October 1 of each year thereafter to 2015.

In the event a decision is made to build and operate a mine on any of the projects, the Company is not obliged to make any remaining option payments.

d)

CVSA Properties

By Exploration and Option Agreement, dated December 30, 2003, the Company may acquire a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of:

- Cash payments totalling US$100,000, as follows:

-

US$75,000 on or before March 30, 2004 (paid); and

-

US$25,000 on or before September 30, 2004 (paid).

- Incurring exploration expenditures totalling US$3,000,000, as follows:

- US$250,000 on or before December 30,	2004 (incurred);
- US$250,000 on or before December 30,	2005;
- US$250,000 on or before December 30,	2006;
- US$750,000 on or before December 30,	2007;
- US$750,000 on or before December 30,	2008; and
- US$750,000 on or before December 30,	2009.

Once the Company has incurred exploration expenditures of US$3,000,000 on any one of the projects, the vendor retains the right to buy back a 60% interest in that project by paying the Company an amount equal to 2.5 times the Company's exploration expenditures on the project and funding the project to a bankable feasibility study. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing the Company's share of mine development costs. Should the vendor elect not to exercise its back in right, its interest will revert to a 2% NSR on that project.

e)

Papagallos Properties

By an agreement dated November 1, 2003, the Company had the right to acquire a 100% interest in the Papagallos Project (comprised of five mineral concessions, of which one was subject to a 2% NSR) located in the Mendoza Province of Argentina for consideration of exploration and cash payments totalling US$3,500,000.

The Company has abandoned this project, and, accordingly, the related capitalized costs have been written-off to operations.

9.

Due to Related Parties

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company’s business. These amounts are settled as and when due.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

10.

Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

2004

2003

Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year 8,512,837	$ 8,351,774	1,200,994	$ 6,439,547
Issued during the year for: Cash 3,949,770	3,184,057	3,370,120	1,177,893
Share subscription advances 2,876,980	2,876,980	174,880	26,232
Share subscription receivable 16,800	22,680	-	-
Acquisition of subsidiaries -	-	2,600,000	555,000
Debt -	-	1,149,343	189,642
Finder’s fee -	-	17,500	2,625
Contributed surplus allocated -	10,366	-	4,428
Share issue costs -	(367,598)	-	(43,593)
Balance, end of year 15,356,387	$ 14,078,259	8,512,837	$ 8,351,774

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2004:

a)

The Company completed a private placement financing consisting of 4,000,000 units, at a price of $1.00 per unit, for total consideration of $4,000,000, of which $2,876,980 was received prior to December 31, 2003. Each unit consists of one share and one-half of a share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $1.35 on or before April 12, 2005, except that, in the event the closing price of trading in the Company’s shares equals or exceeds $1.75 for a period of ten consecutive trading days, the warrants will expire in 30 days.

The Company paid share issuance costs totalling $263,052 in connection with this private placement, of which $26,969 was paid prior to December 31, 2003. In addition, the Company issued 367,700 warrants, with a fair value of $28,046, as finders’ fees in connection with this transaction. Each warrant is exercisable to acquire one share at a price of $1.35 on or before April 12, 2005, except that in the event the closing price of trading in the Company’s shares equals or exceeds $1.75 for a period of ten consecutive trading days, the warrants will expire in 30 days.

b)

The Company completed a private placement financing consisting of 1,400,000 units, at a price of $1.00 per unit, for total consideration of $1,400,000. Each unit consists of one share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $1.35 on or before October 22, 2006. The Company paid finder’s fees of $76,500 in connection with this transaction.

c)

The Company issued 1,408,550 shares upon the exercise of warrants, as follows: 1,120,000 shares at a price of $0.25 per share, for total consideration of $280,000; and 288,550 shares at a price of $1.35 per share, for total consideration of $389,542, of which $22,680 was received after the year end.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

10.

Share Capital (continued)

During the Year Ended December 31, 2004 (continued):

In addition, an amount totalling $5,610, representing stock-based compensation recognized on vesting of the above agent’s warrants, has been allocated to share capital.

d)

The Company issued 35,000 shares at a price of $0.405 per share for the exercise of stock options, for total consideration of $14,175.

In addition, an amount totalling $4,756, representing stock-based compensation recognized on vesting of the above stock options, has been allocated to share capital.

During the Year Ended December 31, 2003:

a)

The Company completed a private placement financing consisting of 350,000 units, at a price of $0.15 per unit, for total consideration of $52,500, of which $26,232 was received prior to December 31, 2002. Each unit consisted of one share and one share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $0.20 per share on or before March 6, 2004, or at a price of $0.23 per share on or before March 6, 2005.

A finder’s fee of 17,500 shares issued at a price of $0.15 per share was paid in connection with this transaction.

b)

The Company completed a private placement financing consisting of 155,000 units, at a price of $0.165 per unit, for total consideration of $25,575. Each unit consisted of one share and one share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at price of $0.22 per share on or before March 31, 2005.

c)

The Company completed a private placement financing consisting of 1,290,000 units, at a price of $0.25 per unit, for total consideration of $322,500. Each unit consisted of one share and one share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $0.25 per share on or before July 22, 2004. The Company paid share issuance costs of $31,904 in connection with this transaction.

d)

The Company completed a private placement financing consisting of 1,345,000 units, at a price of $0.53 per unit, for total consideration of $712,850. Each unit consisted of one share and one share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $0.75 per share on or before October 30, 2005. The Company paid share issuance costs of $9,064 in connection with this transaction.

e)

The Company issued 2,600,000 shares for the acquisition of subsidiaries, as follows: 1,000,000 shares at a price of $0.235 for the acquisition of Estelar Resources Limited, as described in Note 5b; and 800,000 shares at a price of $0.15 per share and 800,000 shares at a price of $0.25 per share for the right to acquire Cognito Limited, as described in Note 5a.

f)

The Company issued 1,149,343 shares at a price of $0.165 to settle debts totalling $189,642.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

10.

Share Capital (continued)

During the year ended December 31, 2003 (continued):

g)

The Company issued 60,000 shares at a price of $0.22 per share, for total consideration of $13,200, upon the exercise of options.

In addition, an amount totalling $4,428, representing stock-based compensation recognized on vesting of the above stock options, has been allocated to share capital.

h)

The Company issued 345,000 shares upon the exercise of share purchase warrants, as follows: 170,000 shares at a price of $0.25 per share, for total consideration of $42,500; and 175,000 shares at a price of $0.20 per share, for total consideration of $35,000.

Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows. The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan may not exceed 3,067,917. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Options granted under the Plan are subject to vesting restrictions, such that one-quarter of the option shall vest on the award date, and one-eighth shall vest every three months thereafter.

A summary of the status of options granted by the Company, as of December 31, 2004 and 2003, and changes during the years then ended, is as follows:

		2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	816,750	$ 0.43	-	$ -
Forfeited/cancelled	(80,000)	1.08	-	-
Granted	2,013,000	1.12	876,750	0.42
Exercised	(35,000)	0.41	(60,000)	(0.22)
Options outstanding, end of year	2,714,750	$ 0.93	816,750	$ 0.43

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

10.

Share Capital (continued)

Stock Option Plan (continued)

At December 31, 2004, the Company had outstanding stock options to acquire 2,714,750 shares, as follows:

Number of Options Outstanding	Number of Options Exercisable	Price	Expiry Date
149,750(1)	149,750	$ 0.76	October 23, 2005
75,000	28,125	$ 1.20 $ 1.50	April 7, 2006
75,000	28,125	$ 1.50	April 7, 2006
100,000	50,000	$ 1.20	May 1, 2006
75,000	18,750	$ 1.00	October 8, 2005
100,000	25,000	$ 1.30	December 30, 2006
167,000	167,000	$ 0.22	March 20, 2008
465,000	465,000	$ 0.405	August 15, 2008
1,198,000	748,750	$ 1.08	January 21, 2009
135,000	67,500	$ 1.41	April 7, 2009
40,000	20,000	$ 0.90	June 14, 2009
35,000	17,500	$ 0.85	June 21, 2009
100,000	25,000	$ 1.00	October 8, 2009
2,714,750	1,810,500

(1) subsequently exercised.

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2004:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0 – 0.50 0.51 – 1.00 1.01 – 1.50	632,000 399,750 1,683,000	3.52 1.14 3.54	0.36 0.89 1.16
	2,714,750	3.12	0.93

Stock-based Compensation

The fair values of options granted during the year ended December 31, 2004 was estimated at the grant date using the Black-Scholes option pricing model, with the following weighted average assumptions:

Expected volatility	27.37%
Risk-free interest rate	3.53%
Expected life	2.52 years
Expected dividend yield	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.24, accordingly compensation expense of $269,196 was recorded in the statement of operations for fiscal 2004.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

10.

Share Capital (continued)

Warrants

At December 31, 2004, the Company had outstanding share purchase warrants exercisable to acquire 5,154,150 shares as follows:

Number	Exercise Price	Expiry Date
2,079,150(1)(3)	$ 1.35	January 12, 2005
175,000(2)	$ 0.23	March 6, 2005
155,000(2)	$ 0.22	March 31, 2005
1,345,000	$ 0.75	October 30, 2005
1,400,000	$ 1.35	October 22, 2006
5,154,150

(1)

Expiry date subsequently extended to April 12, 2005.

(2)

Subsequently exercised.

(3)

130,000 subsequently exercised; 1,949,150 subsequently expired unexercised.

The fair value of 367,700 warrants issued as finder’s fees during the year ended December 31, 2004 was estimated at the grant date using the Black-Scholes option pricing model, with the following weighted average assumptions:

Expected volatility	37.12%
Risk-free interest rate	2.91%
Expected life	1 year
Expected dividend yield	0%

Contributed Surplus

	2004	2003
Balance, beginning of year	$ 91,127	$ -
Stock-based compensation expense	269,196	95,555
Agent’s warrants	28,046	-
Contributed surplus allocated	(10,366)	(4,428)
Balance, end of year	$ 378,003	$ 91,127

11.

Related Party Transactions

a)

Exploration costs totalling $97,490 (2003 - $30,000; 2002 - $nil) and administrative consulting fees totalling $50,000 (2003 - $nil; 2002 - $nil) were paid or accrued to the President and CEO of the Company.

b)

Management fees totalling $88,000 (2003 - $4,000; 2002 - $nil), exploration costs totalling $nil (2003 - $6,000; 2002 - $nil), share issue costs totalling $nil (2003 - $27,500; 2002 - $nil), and deferred share issue costs totalling $nil (2003 - $10,000; 2002 - $nil) were paid or accrued to a corporation controlled by the Chairman of the Company. In addition rental fees totalling $28,093 (2003 - $nil; 2002 - $nil) were paid to a corporation of which the Chairman is a Director.

c)

Management fees totalling $nil (2003 - $12,000; 2002 - $39,747) and rent totalling $nil (2003 - $4,580; 2002 - $13,687) were paid or accrued to the former President of the Company and a corporation controlled by the former President of the Company..

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

11.

Related Party Transactions (continued)

d)

Management fees totalling $20,250 (2003 - $35,031; 2002 - $36,000) and rent totalling $nil (2003 - $5,818; 2002 -$nil) were paid or accrued to a former Secretary of the Company and a corporation controlled by him.

e)

Legal fees totalling $92,775 (2003 – $13,316; 2002 - $nil), and share issue costs totalling $16,969 (2003 - $3,750; 2002 - $nil) were paid or accrued to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

f)

Exploration and development costs totalling $118,497 (2003 - $78,559; 2002 - $nil) were paid or accrued to the Vice President, Exploration.

g)

Administrative consulting fees totalling $19,975 (2003 - $nil; 2002 - $nil) were paid or accrued to a corporation controlled by an officer of the Company.

h)

Administrative consulting fees totalling $41,190 (2003 - $nil; 2002 - $nil) were paid or accrued to a former Secretary of the Company.

i)

The President and CEO of the Company was a 50% beneficial owner of Cognito on the effective date of its acquisition, as described in note 5a.

j)

The Chairman of the Company was the owner of a 71.3% interest in Estelar on the effective date of its acquisition, as described in note 5b.

k)

”Bad debts” represent amounts due from a former President of the Company which were written-off in the previous year.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12.

Supplemental Cash Flow Information

The Company incurred non-cash financing and investing activities during the years ended December 31, 2004 and December 31, 2003, as follows:

2004

2003

2002

Non-cash financing activities:

Issue of share capital for:

Mineral properties

$

-

$ 555,000

$

Debt

-

189,642

Finder’s fees

-

2,625

Share subscription receivable

22,680

-

Share subscription advances

2,876,780

26,232

Contributed surplus allocated

10,366

4,428

Share issue costs

55,015

-

Share subscription advances

(2,876,780)

(26,232)

$

88,061

$ 751,695

$

Non-cash investing activities:

Acquisition costs of mineral properties $

-

    $ (555,000)

$

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

13.

Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.

Net assets by geographical segments is as follows:

December 31, 2004	Canada	Argentina	Total
Cash	$ 406,497	$ 88,376	$ 494,873
Other current assets	47,872	11,187	59,059
Temporary investments	1,964,000	-	1,964,000
Property, plant and equipment	61,283	77,720	139,003
Mineral properties, including deferred costs	-	3,812,340	3,812,340
	2,479,652	3,989,623	6,469,275
Current liabilities	(197,447)	(24,907)	(222,354)
	$ 2,282,205	$ 3,964,716	$ 6,246,921
December 31, 2003	Canada	Argentina	Total
Cash	$ 3,468,838	$ 16,198	$ 3,485,036
Other current assets	33,258	4,399	37,657
Property, plant and equipment	23,859	3,527	27,386
Mineral properties, including deferred costs	-	971,389	971,389
	3,525,955	995,513	4,521,468
Current liabilities	(133,041)	(6,791)	(139,832)
	$ 3,392,914	$ 988,722	$ 4,381,636

14.

Income Taxes

The Company has available non-capital losses for Canadian Income tax purposes, which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $1,617,315 expire, as follows:

2005	$ 110,932
2006	128,361
2007	136,612
2008	159,239
2009	199,911
2014	882,260
$ 1,617,315

At December 31, 2004, the Company has unclaimed resource and other deductions that do not expire in the amount of $648,502 (2003 - $648,502), which may be deducted against future taxable income on a discretionary basis.

Future tax benefits related to the above totaling approximately $807,000 (2003 - $520,000) have not been recorded due to uncertainty regarding their utilization.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

15.

Subsequent Events

a)

By agreement dated March 8, 2005 with Rio Tinto Mining and Exploration Limited (“Rio Tinto”), the Company acquired the right to review exploration data regarding an area of interest in southern Chile and set the terms of an option to joint venture with Rio Tinto. Under the terms of the agreement, the Company will acquire a joint interest in the exploration data and all new data generated in the area of interest, upon the expenditure of US$50,000. All mineral rights which the Company or its affiliates acquire in the area of interest during the three year period ending March 8, 2008 will be subject to an option to joint venture with Rio Tinto.

Upon the completion of 10,000 meters of drilling in the area of interest by the Company, Rio Tinto shall have the option to acquire a 60% interest in the property by paying to the Company three times the amount of the Company’s exploration expenditures incurred subsequent to the date of the agreement. Upon the earning of a 60% interest in the property by Rio Tinto, the Company will have sixty days to either:

-

fund its 40% share of costs and expenses; or

-

grant Rio Tinto an option to earn an additional 15% interest (for a total 75% interest) by funding future exploration expenditures on the property, including a feasibility study.

Upon completion of the feasibility study, the parties will share development costs pro rata, or dilution will apply.

b)

The Company completed a private placement financing consisting of 1,907,667 units, at a price of $1.20 per unit, for a total consideration of $2,289,200. Each unit consists of one share and one-half of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $1.35 per share, for one year. The Company paid finder’s fees totalling $117,850 in connection with this transaction.

16.

Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s consolidated financial statement presentation.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

17.

Differences between Canadian and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements are as follows:

Balance Sheet

(i) Mineral Properties and deferred costs	2004	2003
Mineral properties and deferred costs – Under Cdn GAAP	$ 3,812,340	$ 971,389
Add back write-off of mineral properties under Canadian GAAP	85,965	40,835
Mineral property expenditures expensed under US GAAP	(3,898,305)	(1,012,224)
Mineral properties and deferred costs – under US GAAP	$ -	$ -

(ii) Shareholders Equity	2004	2003
Shareholders Equity – under Cdn GAAP	$ 6,246,921	$ 4,381,636
Deficit – under Canadian GAAP	8,209,341	6,938,245
Deficit – under US GAAP	(12,021,681)	(7,909,634)
Shareholders Equity – under US GAAP	$ 2,434,581	$ 3,410,247

Statement of Operations and Deficit	2004	2003	2002
Loss for the year – under Cdn GAAP	$ (1,271,096)	$ (385,246)	$ (460,756)
Add back write-off of mineral properties under Canadian GAAP	85,965	40,835	-
Mienral property expenditures expensed under US GAAP	(2,926,916)	(1,012,224)	-
Loss for the Year – under US GAAP	$ (4,112,047)	$ (1,356,635)	$ (460,756)

Basic and diluted loss per share – under US GAAP	$ 0.32	$ 0.30	$ 0.38

	2004	2003	2002
Deficit under US GAAP – beginning of year	$ 7,909,634	$ 6,552,999	$ 6,092,243
Loss – under US GAAP	4,112,047	1,356,635	460,756
Deficit – under US GAAP – end of year	$ 12,021,681	$ 7,909,634	$ 6,552,999

Statement of Cash Flows	2004	2003	2002
Operating Activities – under CDN GAAP	$ (810,208)	$ (76,869)	$ (86,902)
Acquistion of mineral properties	(167,894)	(63,578)	-
Deferred exploration costs, net of amortization and property examination costs	(2,719,091)	(391,458)	-
Operating Activities – under US GAAP	$ (3,697,193)	$ (531,905)	$ (86,902)

Investing Activities – under CDN GAAP	$ (3,051,191)	$ (452,768)	$ 66,634
Acquisition of Mineral Properties	167,895	63,578	-
Deferred exploration costs, net of amortization and property examination costs	2,719,091	391,458	-
Investing Activities – under US GAAP	$ (164,206)	$ 2,268	$ 66,634

Exploration expenditures

For US GAAP purposes, the Company expenses exploration expenditures when incurred. When proven and probable reserves are determined for a property, subsequent development costs of the property will be capitalized. The capitalized costs of such properties will then be measured, on a periodic basis for recoverability of carrying values. Acquisition costs of such mineral properties are capitalized for US GAAP purposes.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002

17.

Differences between Canadian and US Generally Accepted Accounting Principles (continued)

New accounting pronouncements

In June 2003, FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)”. SFAS 146 is to be adopted for disposal plans initiated after December 31, 2003.

In May 2004, the FASB issued SFAS No. 150, "Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into, or modified after, May 31, 2004.

In addition, the FASB and Emerging Issues Task Force have issued a variety of interpretations including the following interpretation with wide applicability:

Financial Interpretation No. 46, "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "Special Purpose Entities"). The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2004.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

EXETER RESOURCE CORPORATION CONSOLIDATED BALANCE SHEETS (unaudited - prepared by Management)	March 31, 2005	Dec. 31, 2004
ASSETS
Current Assets Cash and cash equivalents	$ 1,670,846	$ 2,458,873
Accounts receivable and prepaid expenses	108,764	20,255
Goods and services tax recoverable	13,870	16,124
Share subscription receivable	-	22,680
	1,793,480	2,517,932
Property, plant and equipment	126,719	139,003
Mineral properties and deferred costs (Note 2)	4,679,780	3,812,340
	$ 6,599,979	$ 6,469,275
LIABILITIES Current Liabilities Accounts payable and accrued liabilities	$ 225,566	$ 89,167
Due to related parties	75,390	133,187
	300,956	222,354
SHAREHOLDERS' EQUITY Share capital (Note 3)	14,293,789	14,078,259
Share subscription advances	135,000	-
Contributed surplus	395,476	378,003
Deficit	(8,525,242)	(8,209,341)
	6,299,023	6,246,921
	6,599,979	6,469,275
Nature of business and continued operations (Note 1) Subsequent events (Note 6) On Behalf of the Board "Yale Simpson" "Douglas Scheving"
Director Director

The accompanying notes are an integral part of these financial statements.

EXETER RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited - prepared by Management)

	Three Months ended March 31,
	2005	2004
Administration Costs Accounting and audit	$ 3,090	$ 7,697
Amortization	6,266	2,436
Bank charges	1,791	1,113
Consulting	21,564	46,975
Investor relations	78,427	6,293
Legal fees	30,446	18,999
Loss on write-off of mineral properties	-	77,796
Management fees	24,000	26,250
Office and miscellaneous	5,727	2,005
Property examination costs	25,188	34,969
Rent	10,619	488
Stock-based compensation (Note 3)	51,933	93,379
Stock exchange listing and filing fees	4,800	32,004
Telecommunications	1,720	1,048
Transfer agent	1,825	4,049
Travel and promotion	56,141	22,859
	323,537	378,360
Interest Income	(7,989)	(12,287)
Loss before other items	315,548	366,073
Other items Loss on conversion of foreign currencies	353	15,440
Net loss for the period	315,901	381,513
Deficit at beginning of period	8,209,341	6,940,870
Deficit at end of period	$ 8,525,242	$ 7,322,383
Basic & diluted loss per common share	(0.02)	(0.03)
Weighted average number of common shares outstanding	15,572,887	12,917,420

The accompanying notes are an integral part of these financial statements

EXETER RESOURCE CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited - Prepared by Management)
	Three Months Ended March 31,
	2005	2004
OPERATING ACTIVITIES Net loss for the period	$ (315,901)	$ (381,513)
Adjustments: Amortization	6,266	2,436
Loss on write-off of mineral properties	-	77,796
Stock-based compensation	51,933	93,379
Loss on conversion of foreign currencies	353	15,440
	(257,349)	(192,462)
Changes in non-cash working capital Accounts receivable and prepaid expenses	(88,509)	(6,459)
Goods and services tax recoverable	2,254	(40,061)
Accounts payable and accrued liabilities	136,399	10,259
Due to related parties	(57,797)	(9,140)
	(265,002)	(237,863)
FINANCING ACTIVITIES Issue of share capital for cash	206,616	1,185,945
Share issue costs	(25,546)	(236,083)
Share subscription receivable	22,680	-
Share subscription received in advance	135,000	-
	338,750	949,862
INVESTING ACTIVITIES Acquisition costs of property, plant and equipment	(2,986)	(61,563)
Acquisition costs of mineral properties	-	(109,934)
Deferred exploration costs, net of amortization and property examination costs	(858,436)	(388,127)
	(861,422)	(559,624)
Loss on conversion of foreign currencies	(353)	(15,440)
INCREASE (DECREASE) IN CASH	(788,027)	136,935
CASH AT BEGINNING OF PERIOD	2,458,873	3,485,036
CASH AT END OF PERIOD	$ 1,670,846	$ 3,621,971

The accompanying notes are an integral part of these financial statements

EXETER RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS

(unaudited - prepared by Management)

				Three Months Ended March 31,
	La Cabeza Project	CVSA Properties	Other	2005	2004

Assays	$ 55,537	$ 78,056	$ 349	$ 133,942	$ 2,840
Consultants & contractors	7,080	8,345	5,580	21,005	66,900
Drilling	121,959	137,826	-	259,785	82,674
Engineering	20,045	-	-	20,045	-
Field Camp	48,745	18,548	2,823	70,116	88,394
Geological	90,119	46,487	10,611	147,217	37,241
Geophysical	-	4,537	-	4,537	-
Hydrology	8,609	-	-	8,609	-
IVA tax	20,583	31,363	-	51,946	-
Legal and title	3,610	8,692	1,047	13,349	906
Mendoza operations	13,648	14,508	551	28,707	37,705
Metallurgical	15,946	-	-	15,946	-
Travel	19,129	29,030	16,041	64,200	57,447
Wages and Benefits	35,609	16,890	725	53,224	51,278
	460,619	394,282	37,727	892,628	425,385

Property examination costs			(25,188)	(25,188)	(34,969)

TOTAL COSTS INCURRED DURING THE PERIOD	460,619	394,282	12,539	867,440	390,416

BALANCE OF COSTS, BEGINNING OF PERIOD	1,953,231	975,008	97,629	3,025,868	357,811
	2,413,850	1,369,290	110,168	3,893,308	748,227

Write-off of costs					(77,796)

BALANCE OF COSTS, END OF PERIOD	$2,413,850	$1,369,290	$110,168	$ 3,893,308	$ 670,431

The accompanying notes are an integral part of these financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

(unaudited – prepared by Management)

1.

NATURE OF BUSINESS AND CONTINUED OPERATIONS

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition, exploration and development of mineral properties located in Argentina.

These financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and upon future profitable production or disposition of such reserves.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the Company’s consolidated financial statements for the year ended December 31, 2004, without the note disclosures required for audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

2.

MINERAL PROPERTIES

	Acquisition Costs	Deferred Exploration Costs	March 31, 2005 Total	December 31, 2004 Total
La Cabeza Project	$ 406,752	$ 2,413,850	$ 2,820,602	$ 2,359,983
Estelar Properties	238,648	109,709	348,357	335,818
MRP Properties	12,500	459	12,959	12,959
CVSA Properties	128,572	1,369,290	1,497,862	1,103,580
	$ 786,472	$3,893,308	$ 4,679,780	$ 3,812,340

3.

SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

(unaudited – prepared by Management)

	March 31, 2005		December 31, 2004
	Number of Shares	Amount	Number of Shares	Amount

Balance, beginning of period/year	15,356,387	$14,078,259	8,512,837	$ 8,351,774
Issued during the period/year for:
Cash	501,125	206,616	3,949,770	3,184,057
Share subscription advances	-	-	2,876,980	2,876,980
Share subscription receivable	-	-	16,800	22,680
Contributed surplus allocated	-	34,460	-	10,366
Share Issue Costs	-	(25,546)	-	(367,598)

Balance, end of period/year	15,857,512	$14,293,789	15,356,387	$ 14,978,259

Transactions for the Issue of Share Capital

During the Three Months ended March 31, 2005

a)

The Company issued 149,750 shares at a price of $0.76 per share for a total consideration of $113,810 pursuant to the exercise of stock options.

b)

The Company issued 15,625 shares at a price of $0.85 per share for a total consideration of $13,281 pursuant to the exercise of stock options.

c)

the Company issued 5,750 shares at a price of $0.90 per share for a total consideration of $5,175 pursuant to the exercise of stock options.

In addition, an amount totaling $34,460 representing stock-based compensation recognized on vesting of the above stock options was allocated to share capital.

d)

The Company issued 175,000 shares pursuant to the exercise of 175,000 share purchase warrants at a price of $0.23 per share for a total consideration of $40,250.

e)

The Company issued 155,000 shares pursuant to the exercise of 155,000 share purchase warrants at a price of $0.22 per share for a total consideration of $34,100.

Stock Option Plan:

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares issuable pursuant to options granted under the plan may not exceed 3,067,917. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest on the award date, and one-eighth shall vest every three months thereafter.

A summary of the status of options granted under the Plan as of March 31, 2005 and December 31, 2004, and changes during the period/year then ended, is as follows:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

(unaudited – prepared by Management)

	March 31, 2005		December 31, 2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding,
Beginning of period/year	2,714,750	$0.93	816,750	$ 0.43
Forfeited/cancelled	(305,625)	1.34	(80,000)	1.08
Granted	325,000	1.20	2,013,000	1.12
Exercised	(171,125)	0.77	(35,000)	0.41
Options outstanding,
End of period/year	2,563,000	$0.93	2,714,750	$ 0.93

At March 31, 2005, the Company had outstanding stock options to acquire 2,563,000 shares as follows:

Number of Shares	Exercise Price	Expiry Date
100,000	$1.200	May 1, 2006
75,000	$1.000	October 8, 2006
100,000	$1.300	December 30, 2006
167,000	$0.220	March 20, 2008
465,000	$0.405	August 15, 2008
1,183,000	$1.080	January 21, 2009
10,000	$1.410	April 7, 2009
34,250	$0.900	June 14, 2009
3,750	$0.850	June 21, 2009
100,000	$1.000	October 8, 2009
325,000	$1.200	March 22, 2010
2,563,000

Stock-based compensation:

Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. The fair values of options vested during the three months ended March 31, 2005 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	30.16%
Risk-free interest rate	3.61%
Expected life	2.44 years
Expected dividend yield	0%

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

(unaudited – prepared by Management)

Stock-based compensation recognized, on the vesting of stock options granted, in the quarter totalling $51,933 was allocated to contributed surplus.

Warrants:

At March 31, 2005, the Company had outstanding share purchase warrants exercisable to acquire 4,824,150 shares as follows:

Number

Exercise Price

Expiry Date

2,079,150 (1)

$1.35

April 12, 2005

1,345,000

$0.75

October 30, 2005

1,400,000

$1.35

October 22, 2006

4,824,150

(1) subsequently expired

4.

RELATED PARTY TRANSACTIONS

a)

Exploration and development fees totalling $41,250 (2004 - $24,645) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)

Legal fees of $53,296 (2004 – $20,208) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

c)

Exploration and development fees of $45,928 (2004 – $28,403) were paid or accrued to a corporation of which the Vice-President, Exploration is a consultant.

d)

Management fees of $24,000 (2004 – $18,000) were paid to a corporation controlled by the Chairman of the Company.

e)

Rent and office expenses of $8,986 (2004 – Nil) were paid to a corporation related by a common director.

f)

Financial administration fees of $10,900 (2004 – Nil) were paid or accrued to a corporation controlled by the former Chief Financial Officer of the Company.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

5.

SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.

Following is a summary of assets and liabilities by geographical segment:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

(unaudited – prepared by Management)

	Canada	Argentina	Total
March 31, 2005
Cash and cash equivalents	$ 1,606,961	$ 63,885	$ 1,670,846
Other current assets	96,552	26,053	122,605
Property plant and equipment	55,506	71,213	126,719
Mineral properties, including deferred costs	-	4,679,780	4,679,780
	1,759,049	4,840,931	6,599,829
Current Liabilities	(147,060)	(157,246)	(304,306)
	$ 1,611,989	$ 4,683,685	$ 6,295,523

	Canada	Argentina	Total
December 31, 2004
Cash and cash equivalents	$ 2,370,947	$ 88,376	$ 2,458,873
Other current assets	47,782	11,187	59,059
Property, plant and equipment	61,283	77,720	139,003
Mineral properties, including deferred costs	-	3,812,340	3,812,340
	2,479,652	3,989,623	6,469,275
Current Liabilities	(197,447)	(24,907)	(222,354)
	$ 2,282,205	$ 3,964,716	$ 6,246,921

6.

SUBSEQUENT EVENTS

On April 12, 2005, the Company closed a non-brokered private placement of 1,907,667 units, at a price of $1.20 per unit, for gross proceeds of $2,289,200. Each unit comprised one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of $1.35 per share, for one year. $135,000 relating to the private placement was received prior to March 31, 2005.

Exeter Resource Corporation

Notes to the Consolidated Financial Statements

7.

Differences between Canadian and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements are as follows:

Balance Sheet

(i) Mineral Properties and deferred costs	March 31, 2005	December 31, 2004
Mineral properties and deferred costs – Under Cdn GAAP	$ 4,679,780	$ 3,812,340
Add back write-off of mineral properties under Canadian GAAP	-	85,965
Mineral property expenditures expensed under US GAAP	(4,679,780)	(3,898,305)
Mineral properties and deferred costs – under US GAAP	$ -	$ -

(ii) Shareholders Equity
Shareholders Equity – under Cdn GAAP	$ 6,299,023	$ 6,246,921
Deficit – under Canadian GAAP	8,525,242	8,209,341
Deficit – under US GAAP	(13,205,032)	(12,021,681)
Shareholders Equity – under US GAAP	$ 1,619,243	$ 2,434,581

	Three months ending	Three months ending
Statement of Operations and Deficit	March 31, 2005	March 31, 2004
Loss for the Period – under Cdn GAAP	$ (315,901)	$ (381,513)
Add back write-off of mineral properties under Canadian GAAP	-	77,796
Mineral property expenditures expensed under US GAAP	(867,440)	(500,350)
Loss for the Period – under US GAAP	$ (1,183,341)	$ (804,067)

Basic and diluted loss per share – under US GAAP	$ 0.08	$ 0.06

Deficit under US GAAP – beginning of period	$ 12,021,681	$ 7,909,634
Loss – under US GAAP	1,183,341	804,067
Deficit – under US GAAP – end of period	$ 13,205,022	$ 8,713,701

	Three months ending	Three months ending
Statement of Cash Flows	March 31, 2005	March 31, 2004
Operating Activities – under CDN GAAP	$ (265,002)	$ (237,863)
Acquisition of mineral properties	-	(109,934)
Deferred exploration costs, net of amortization and property examination costs	(858,436)	(388,127)
Operating Activities – under US GAAP	$ (1,123,438)	$ (735,924)

Investing Activities – under CDN GAAP	$ (861,422)	$ (559, 624)
Acquisition of Mineral Properties	-	109,934
Deferred exploration costs, net of amortization and property examination costs	858,436	388,127
Investing Activities – under US GAAP	$ (2,986)	$ (61,563)

Exploration expenditures

For US GAAP purposes, the Company expenses exploration expenditures when incurred. When proven and probable reserves are determined for a property, subsequent development costs of the property will be capitalized. The capitalized costs of such properties will then be measured, on a periodic basis for recoverability of carrying values. Acquisition costs of such mineral properties are capitalized for US GAAP purposes.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Exeter Resource Corp.

Registrant

Dated:  July 27, 2005                        Signed: /s/  Bryce Roxburgh

                                                                                 Bryce Roxburgh,

                                                                                 President and CEO